04040522

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities, Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 13, 2004, Series 2004-A	333-110474

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 4, 2004

NEW CENTURY MORTGAGE SECURITIES, INC.

By: ______________________________
Name: PATRICK FLANAGAN
Title: PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part II of II)

$1,010,457,000 (Approximate)

New Century Home Equity Loan Trust, Series 2004-A

NEW CENTURY MORTGAGE CORPORATION

New Century Mortgage Corporation
Originator

GMAC Mortgage Corporation
Servicer of Loan Group I and II

Countrywide Home Loans Servicing, LP
Servicer of Loan Group III

Financial Guaranty Insurance Company
Class M-I-1, A-II and Class A-III Certificate Insurer of the Underlying REMIC

July 23, 2004 **(Updated on July 28, 2004)**

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns. and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balances:	**$727,548,103.28**
Number of Mortgage Loans:	**3,974**
Average Scheduled Principal Balance:	**$183,077.03**
Weighted Average Gross Coupon:	**6.231%**
Weighted Average Net Coupon:	**5.881%**
Weighted Average Original FICO Score:	**666**
Weighted Average Combined LTV Ratio[1]:	**74.86%**
Weighted Average Stated Remaining Term (months):	**343**
Weighted Average Original Term (months):	**344**

[1] As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
15 Year Fixed	321	44,675,402.81	6.14	139,175.71	6.170	68.10	661	62.52
30 Year Fixed	3,653	682,872,700.47	93.86	186,934.77	6.235	75.31	667	71.55
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
5.000 - 5.999	1,989	400,121,657.19	55.00	201,167.25	5.728	70.52	685	78.77
6.000 - 6.999	1,208	220,889,680.37	30.36	182,855.70	6.411	77.79	655	64.70
7.000 - 7.999	535	78,770,731.45	10.83	147,235.01	7.458	84.52	627	53.22
8.000 - 8.999	198	23,119,557.26	3.18	116,765.44	8.399	86.33	603	61.05
9.000 - 9.999	39	4,163,624.06	0.57	106,759.59	9.300	89.83	597	55.11
10.000 - 10.999	5	482,852.95	0.07	96,570.59	10.323	83.22	592	22.77
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	19	949,098.17	0.13	49,952.54	6.983	45.28	630	84.22
50,000.01 - 100,000.00	668	53,596,716.57	7.37	80,234.61	6.870	75.09	648	78.01
100,000.01 - 150,000.00	942	118,475,295.78	16.28	125,769.95	6.469	75.52	659	75.71
150,000.01 - 200,000.00	814	142,867,591.49	19.64	175,513.01	6.216	72.46	667	72.52
200,000.01 - 250,000.00	596	135,145,244.16	18.58	226,753.77	6.161	73.41	666	69.36
250,000.01 - 300,000.00	619	170,375,705.15	23.42	275,243.47	6.025	76.23	674	68.65
300,000.01 - 350,000.00	243	76,559,144.88	10.52	315,058.21	5.998	76.86	674	69.59
350,000.01 - 400,000.00	44	16,485,774.06	2.27	374,676.68	6.255	77.34	667	59.05
400,000.01 - 450,000.00	22	9,434,031.73	1.30	428,819.62	6.272	81.08	670	49.91
450,000.01 - 500,000.00	5	2,448,501.29	0.34	489,700.26	6.175	75.85	662	40.58
550,000.01 - 600,000.00	1	596,000.00	0.08	596,000.00	7.130	69.30	642	100.00
600,000.01 - 650,000.00	1	615,000.00	0.08	615,000.00	6.450	66.49	608	100.00
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loans

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE								
Original Principal Balance ($)	Number of Loans	Original Principal Balance ($)	% of Pool by Principal Balance	Avg. Original Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	17	849,400.00	0.12	49,964.71	7.119	45.35	630	94.11
50,000.01 - 100,000.00	670	53,725,191.98	7.38	80,186.85	6.868	75.03	648	77.87
100,000.01 - 150,000.00	940	118,237,787.00	16.24	125,784.88	6.470	75.53	659	75.65
150,000.01 - 200,000.00	813	142,659,158.00	19.60	175,472.52	6.218	72.43	667	72.60
200,000.01 - 250,000.00	599	135,828,565.94	18.66	226,758.87	6.159	73.44	666	69.35
250,000.01 - 300,000.00	619	170,481,719.00	23.42	275,414.73	6.025	76.23	674	68.65
300,000.01 - 350,000.00	243	76,615,305.00	10.52	315,289.32	5.998	76.86	674	69.59
350,000.01 - 400,000.00	44	16,491,050.00	2.27	374,796.59	6.255	77.34	667	59.05
400,000.01 - 450,000.00	22	9,438,500.00	1.30	429,022.73	6.272	81.08	670	49.91
450,000.01 - 500,000.00	5	2,449,000.00	0.34	489,800.00	6.175	75.85	662	40.59
550,000.01 - 600,000.00	1	596,000.00	0.08	596,000.00	7.130	69.30	642	100.00
600,000.01 - 650,000.00	1	615,000.00	0.08	615,000.00	6.450	66.49	608	100.00
Total:	**3,974**	**727,986,676.92**	**100.00**	**183,187.39**	**6.231**	**74.86**	**666**	**71.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
AA	3,501	646,445,743.57	88.85	184,646.03	6.194	75.10	672	70.88
A+	357	64,164,294.61	8.82	179,731.92	6.497	73.64	626	66.97
A-	59	8,358,513.55	1.15	141,669.72	6.548	71.12	620	86.16
B	40	6,097,427.20	0.84	152,435.68	6.529	69.99	627	94.93
C	17	2,482,124.35	0.34	146,007.31	7.197	68.81	620	94.36
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1 - 120	5	400,495.23	0.06	80,099.05	6.322	48.53	654	100.00
121 - 180	316	44,274,907.58	6.09	140,110.47	6.169	68.27	661	62.18
181 - 240	194	31,641,616.90	4.35	163,101.12	6.120	71.06	669	77.84
241 - 300	7	1,120,587.73	0.15	160,083.96	5.973	67.11	666	85.45
301 - 360	3,452	650,110,495.84	89.36	188,328.65	6.241	75.53	667	71.22
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loans

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1 - 120	5	400,495.23	0.06	80,099.05	6.322	48.53	654	100.00
121 - 180	316	44,274,907.58	6.09	140,110.47	6.169	68.27	661	62.18
181 - 240	194	31,641,616.90	4.35	163,101.12	6.120	71.06	669	77.84
241 - 300	7	1,120,587.73	0.15	160,083.96	5.973	67.11	666	85.45
301 - 360	3,452	650,110,495.84	89.36	188,328.65	6.241	75.53	667	71.22
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY CLTV

Combined LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
30.00 or less	51	5,940,578.84	0.82	116,481.94	5.940	24.71	699	76.39
30.01 - 35.00	46	5,768,221.73	0.79	125,396.12	5.951	32.31	704	77.19
35.01 - 40.00	61	8,989,898.41	1.24	147,375.38	5.837	37.86	688	73.37
40.01 - 45.00	95	15,391,034.07	2.12	162,010.88	5.867	43.24	693	77.01
45.01 - 50.00	137	23,509,827.39	3.23	171,604.58	5.869	47.89	688	68.68
50.01 - 55.00	147	25,696,388.16	3.53	174,805.36	5.959	52.68	677	65.33
55.01 - 60.00	207	37,574,644.64	5.16	181,520.02	5.897	57.91	681	70.89
60.01 - 65.00	291	55,838,817.52	7.67	191,885.97	5.978	62.93	664	63.61
65.01 - 70.00	355	71,874,615.37	9.88	202,463.71	6.022	68.13	665	71.36
70.01 - 75.00	411	79,832,464.01	10.97	194,239.57	6.007	73.49	664	70.53
75.01 - 80.00	671	136,200,353.46	18.72	202,981.15	6.138	78.90	665	71.23
80.01 - 85.00	512	94,012,784.02	12.92	183,618.72	6.414	84.01	652	76.55
85.01 - 90.00	497	90,066,146.55	12.38	181,219.61	6.656	89.38	662	68.76
90.01 - 95.00	208	33,513,704.62	4.61	161,123.58	7.022	94.59	659	74.16
95.01 - 100.00	285	43,338,624.49	5.96	152,065.35	6.647	99.91	670	70.67
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

Group I Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
California	1,598	334,406,622.09	45.96	209,265.72	5.992	70.21	676	70.91
New York	362	86,086,241.14	11.83	237,807.30	6.178	74.42	661	64.10
Florida	361	47,039,371.32	6.47	130,302.97	6.671	80.16	642	70.06
Hawaii	140	36,368,171.94	5.00	259,772.66	5.978	76.15	693	66.00
New Jersey	109	21,781,984.03	2.99	199,834.72	6.359	75.12	646	69.04
Massachusetts	95	19,844,445.71	2.73	208,888.90	6.207	74.65	654	73.59
Other (below 2%)	1,309	182,021,267.05	25.02	139,053.68	6.619	82.00	657	75.61
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Owner Occupied	3,770	697,134,131.31	95.82	184,916.22	6.203	74.89	666	71.58
Investor Property	186	27,516,503.81	3.78	147,938.19	6.907	74.78	680	57.20
Second Home	18	2,897,468.16	0.40	160,970.45	6.422	69.24	695	61.03
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE								
Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Single Family	3,137	558,935,829.58	76.82	178,175.27	6.211	74.39	664	72.49
2-4 Family	306	74,129,841.74	10.19	242,254.38	6.351	75.18	669	59.28
PUD	301	57,255,126.77	7.87	190,216.37	6.250	78.50	676	69.85
Condominium	230	37,227,305.19	5.12	161,857.85	6.257	75.75	680	73.57
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY LOAN PURPOSE								
Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Cashout Refinance	3,108	583,259,201.83	80.17	187,663.84	6.187	73.36	662	72.14
Purchase	488	82,527,046.85	11.34	169,112.80	6.633	87.55	687	61.71
Rate/Term Refinance	378	61,761,854.60	8.49	163,391.15	6.112	72.09	685	72.56
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

Group I Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Full Documentation	2,889	516,518,766.78	70.99	178,788.08	6.130	74.98	665	100.00
Limited Documentation	1,085	211,029,336.50	29.01	194,497.08	6.478	74.59	669	0.00
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY FICO SCORE

FICO Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
500 - 519	13	1,318,958.12	0.18	101,458.32	8.365	72.49	511	94.73
520 - 539	52	7,242,100.28	1.00	139,271.16	7.731	75.96	530	84.41
540 - 559	102	14,425,229.80	1.98	141,423.82	7.197	73.07	552	78.04
560 - 579	162	23,670,819.60	3.25	146,116.17	6.922	72.54	569	72.31
580 - 599	274	47,846,485.81	6.58	174,622.21	6.558	76.17	590	80.08
600 - 619	413	73,722,836.73	10.13	178,505.66	6.398	76.14	610	78.28
620 - 639	472	84,440,170.38	11.61	178,898.67	6.404	76.92	630	70.50
640 - 659	549	101,104,197.75	13.90	184,160.65	6.260	76.77	649	69.85
660 - 679	489	93,473,609.71	12.85	191,152.58	6.158	76.32	669	65.66
680 - 699	396	74,801,237.23	10.28	188,892.01	6.066	76.85	689	63.11
700 - 719	286	56,531,970.43	7.77	197,664.23	5.973	74.87	708	63.13
720 - 739	216	42,982,326.54	5.91	198,992.25	5.932	74.52	729	65.65
740 - 759	193	37,941,839.06	5.22	196,589.84	5.819	70.38	750	75.63
760 - 779	191	36,754,199.67	5.05	192,430.36	5.863	70.06	769	75.83
780 - 799	131	25,843,252.98	3.55	197,276.74	5.806	63.38	788	80.69
800 - 819	35	5,448,869.19	0.75	155,681.98	5.680	61.46	805	86.32
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loans

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0	332	52,953,262.07	7.28	159,497.78	6.718	78.58	650	70.43
12	389	90,556,446.76	12.45	232,792.92	6.183	74.27	662	65.25
24	61	11,036,200.40	1.52	180,921.32	6.558	77.55	658	72.51
36	3,192	573,002,194.05	78.76	179,511.97	6.187	74.56	669	71.92
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
First Lien	3,974	727,548,103.28	100.00	183,077.03	6.231	74.86	666	70.99
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balances:	**$476,232,174.02**
Number of Mortgage Loans:	**2,115**
Average Scheduled Principal Balance:	**$225,168.88**
Weighted Average Gross Coupon:	**6.347%**
Weighted Average Net Coupon:	**5.988%**
Weighted Average Original FICO Score:	**673**
Weighted Average Combined LTV Ratio[1]:	**76.16%**
Weighted Average Stated Remaining Term (months):	**344**
Weighted Average Original Term (months):	**344**

[1] As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans

Group II Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
15 Year Fixed	228	25,251,528.27	5.30	110,752.32	6.521	70.77	648	64.88
30 Year Fixed	1,887	450,980,645.75	94.70	238,993.45	6.337	76.47	675	67.88
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
4.999 or less	1	487,408.20	0.10	487,408.20	4.950	88.20	658	100.00
5.000 - 5.999	805	290,108,163.42	60.92	360,382.81	5.705	72.83	692	74.36
6.000 - 6.999	434	114,069,363.01	23.95	262,832.63	6.385	77.32	656	58.59
7.000 - 7.999	190	28,950,999.82	6.08	152,373.68	7.448	80.97	620	55.22
8.000 - 8.999	111	11,694,947.37	2.46	105,359.89	8.442	81.02	570	69.23
9.000 - 9.999	195	10,993,727.91	2.31	56,378.09	9.650	91.80	638	63.14
10.000 - 10.999	234	12,585,479.85	2.64	53,784.10	10.505	99.17	665	36.54
11.000 - 11.999	125	6,431,267.44	1.35	51,450.14	11.339	99.78	636	48.11
12.000 - 12.999	20	910,817.00	0.19	45,540.85	12.353	97.24	604	80.73
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

Group II Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.00 - 50,000.00	328	11,693,778.17	2.46	35,651.76	10.118	94.26	649	59.42
50,000.01 - 100,000.00	626	44,994,545.88	9.45	71,876.27	8.265	82.96	627	66.69
100,000.01 - 150,000.00	163	19,362,230.71	4.07	118,786.69	7.222	79.37	632	75.64
150,000.01 - 200,000.00	59	10,277,748.49	2.16	174,199.13	6.658	72.62	618	73.12
200,000.01 - 250,000.00	39	8,733,855.71	1.83	223,945.02	6.470	69.55	625	84.37
250,000.01 - 300,000.00	29	7,893,831.38	1.66	272,201.08	6.202	72.20	634	64.56
300,000.01 - 350,000.00	210	70,554,627.85	14.82	335,974.42	6.038	73.03	679	59.10
350,000.01 - 400,000.00	221	82,773,604.44	17.38	374,541.20	5.925	76.15	676	71.19
400,000.01 - 450,000.00	158	67,436,553.89	14.16	426,813.63	5.903	75.62	691	70.24
450,000.01 - 500,000.00	149	71,507,379.35	15.02	479,915.30	5.939	76.03	688	65.38
500,000.01 - 550,000.00	40	21,169,041.33	4.45	529,226.03	5.907	76.58	690	80.03
550,000.01 - 600,000.00	43	24,981,711.04	5.25	580,970.02	5.929	74.21	696	62.49
600,000.01 - 650,000.00	27	17,096,339.31	3.59	633,197.75	5.896	73.19	678	59.17
650,000.01 - 700,000.00	5	3,357,034.00	0.70	671,406.80	6.255	73.88	680	39.58
700,000.01 - 750,000.00	10	7,304,272.77	1.53	730,427.28	5.953	77.89	724	80.32
750,000.01 - 800,000.00	2	1,539,157.19	0.32	769,578.60	5.625	62.32	718	50.03
800,000.01 - 850,000.00	2	1,659,650.00	0.35	829,825.00	5.997	54.26	717	100.00
900,000.01 - 950,000.00	1	938,971.11	0.20	938,971.11	5.500	80.00	764	100.00
950,000.01 - 1,000,000.00	3	2,957,841.40	0.62	985,947.13	5.794	60.86	645	100.00
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II Mortgage Loans

Original Principal Balance ($)	Number of Loans	Original Principal Balance ($)	% of Pool by Principal Balance	Avg. Original Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE								
0.00 - 50,000.00	327	11,645,044.20	2.44	35,611.76	10.136	94.47	648	59.67
50,000.01 - 100,000.00	627	45,067,404.00	9.46	71,877.84	8.263	82.91	627	66.61
100,000.01 - 150,000.00	163	19,373,945.00	4.07	118,858.56	7.222	79.37	632	75.64
150,000.01 - 200,000.00	59	10,287,603.00	2.16	174,366.15	6.658	72.62	618	73.11
200,000.01 - 250,000.00	39	8,740,131.00	1.83	224,105.92	6.470	69.55	625	84.37
250,000.01 - 300,000.00	29	7,897,473.00	1.66	272,326.66	6.202	72.20	634	64.57
300,000.01 - 350,000.00	210	70,608,881.00	14.82	336,232.77	6.038	73.03	679	59.10
350,000.01 - 400,000.00	221	82,836,368.00	17.38	374,825.19	5.925	76.15	676	71.19
400,000.01 - 450,000.00	157	67,031,080.00	14.07	426,949.55	5.902	75.59	691	70.04
450,000.01 - 500,000.00	150	72,009,099.00	15.11	480,060.66	5.940	76.06	688	65.60
500,000.01 - 550,000.00	40	21,185,335.00	4.45	529,633.38	5.907	76.58	690	80.04
550,000.01 - 600,000.00	43	24,998,875.00	5.25	581,369.19	5.929	74.21	696	62.50
600,000.01 - 650,000.00	27	17,106,354.00	3.59	633,568.67	5.896	73.19	678	59.18
650,000.01 - 700,000.00	5	3,357,034.00	0.70	671,406.80	6.255	73.88	680	39.58
700,000.01 - 750,000.00	10	7,308,850.00	1.53	730,885.00	5.953	77.89	724	80.33
750,000.01 - 800,000.00	2	1,540,000.00	0.32	770,000.00	5.625	62.32	718	50.00
800,000.01 - 850,000.00	2	1,659,650.00	0.35	829,825.00	5.997	54.26	717	100.00
900,000.01 - 950,000.00	1	940,000.00	0.20	940,000.00	5.500	80.00	764	100.00
950,000.01 - 1,000,000.00	3	2,960,000.00	0.62	986,666.67	5.794	60.86	645	100.00
Total:	**2,115**	**476,553,126.20**	**100.00**	**225,320.63**	**6.347**	**76.16**	**673**	**67.72**

Group II Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
AA	1,654	396,332,612.24	83.22	239,620.68	6.280	76.80	685	65.62
A+	130	28,072,381.66	5.89	215,941.40	6.360	76.62	627	73.58
A-	196	31,370,238.30	6.59	160,052.24	6.617	72.27	610	81.21
B	82	13,816,374.82	2.90	168,492.38	6.955	70.95	602	80.77
C	51	6,474,567.00	1.36	126,952.29	7.644	65.42	585	76.73
C-	2	166,000.00	0.03	83,000.00	11.205	67.85	550	100.00
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1 - 120	13	971,100.71	0.20	74,700.05	6.461	68.56	623	29.64
121 - 180	215	24,280,427.56	5.10	112,932.22	6.523	70.85	649	66.29
181 - 240	386	23,199,536.09	4.87	60,102.43	8.452	87.46	650	61.11
241 - 300	11	1,545,958.60	0.32	140,541.69	6.528	69.89	621	89.45
301 - 360	1,490	426,235,151.06	89.50	286,063.86	6.221	75.89	676	68.17
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II Mortgage Loans

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1 - 120	13	971,100.71	0.20	74,700.05	6.461	68.56	623	29.64
121 - 180	215	24,280,427.56	5.10	112,932.22	6.523	70.85	649	66.29
181 - 240	386	23,199,536.09	4.87	60,102.43	8.452	87.46	650	61.11
241 - 300	11	1,545,958.60	0.32	140,541.69	6.528	69.89	621	89.45
301 - 360	1,490	426,235,151.06	89.50	286,063.86	6.221	75.89	676	68.17
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

DISTRIBUTION BY CLTV

Combined LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
30.00 or less	15	2,799,476.47	0.59	186,631.76	5.812	24.25	703	77.92
30.01 - 35.00	8	1,667,885.18	0.35	208,485.65	5.943	32.11	701	4.83
35.01 - 40.00	8	1,828,422.93	0.38	228,552.87	5.972	38.28	708	87.53
40.01 - 45.00	21	5,481,799.12	1.15	261,038.05	5.787	42.30	666	53.89
45.01 - 50.00	42	12,961,607.17	2.72	308,609.69	5.886	47.88	694	67.26
50.01 - 55.00	49	14,637,833.14	3.07	298,731.29	5.826	52.83	686	65.70
55.01 - 60.00	75	22,861,484.97	4.80	304,819.80	5.958	57.78	675	54.17
60.01 - 65.00	130	36,582,103.46	7.68	281,400.80	5.896	63.27	674	58.34
65.01 - 70.00	175	49,199,085.28	10.33	281,137.63	5.963	68.19	681	74.69
70.01 - 75.00	194	59,893,293.66	12.58	308,728.32	5.979	73.46	672	68.22
75.01 - 80.00	432	106,784,086.71	22.42	247,185.39	6.151	79.06	669	69.95
80.01 - 85.00	188	55,723,557.74	11.70	296,401.90	6.296	83.89	661	73.25
85.01 - 90.00	172	49,269,158.05	10.35	286,448.59	6.264	89.35	674	73.97
90.01 - 95.00	55	17,080,430.96	3.59	310,553.29	6.511	94.02	680	69.39
95.01 - 100.00	551	39,461,949.18	8.29	71,618.78	9.156	99.81	672	56.30
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

Group II Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
California	857	289,104,730.60	60.71	337,345.08	6.074	74.17	688	65.73
New York	114	42,954,543.79	9.02	376,794.24	6.155	75.99	664	69.74
Texas	390	36,281,236.84	7.62	93,028.81	6.787	77.63	636	74.61
Florida	119	13,360,025.78	2.81	112,269.12	7.018	76.39	620	49.20
New Jersey	35	12,110,410.82	2.54	346,011.74	6.359	75.70	653	51.43
Other (below 2%)	600	82,421,226.19	17.31	137,368.71	7.100	82.65	655	76.02
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Owner Occupied	2,074	466,490,370.36	97.95	224,923.03	6.339	76.18	673	68.20
Investor Property	34	7,255,599.67	1.52	213,399.99	6.831	76.75	685	54.79
Second Home	7	2,486,203.99	0.52	355,172.00	6.352	72.21	679	16.16
Total:	**2,115**	**476,232,174.02**	**100.00**	225,168.88	**6.347**	**76.16**	**673**	**67.72**

Group II Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Single Family	1,652	372,255,654.34	78.17	225,336.35	6.322	75.78	672	67.26
PUD	292	65,614,236.82	13.78	224,706.29	6.351	76.72	675	73.54
Condominium	112	22,091,635.81	4.64	197,246.75	6.587	76.19	678	66.87
2-4 Family	58	16,122,247.05	3.39	277,969.78	6.575	82.44	683	55.54
Modular	1	148,400.00	0.03	148,400.00	6.910	100.00	724	100.00
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Cashout Refinance	1,303	341,927,334.07	71.80	262,415.45	6.164	74.36	664	70.17
Purchase	607	88,185,882.64	18.52	145,281.52	7.278	85.85	699	58.90
Rate/Term Refinance	205	46,118,957.31	9.68	224,970.52	5.921	71.03	689	66.41
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Full Documentation	1,413	322,509,624.87	67.72	228,244.60	6.213	76.40	671	100.00
Limited Documentation	702	153,722,549.15	32.28	218,977.99	6.628	75.67	678	0.00
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

DISTRIBUTION BY FICO SCORE

FICO Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
500 - 519	33	3,186,761.63	0.67	96,568.53	8.811	74.93	510	79.65
520 - 539	50	4,631,646.71	0.97	92,632.93	8.049	75.90	530	90.40
540 - 559	76	8,898,369.25	1.87	117,083.81	7.589	72.84	552	92.39
560 - 579	84	13,402,268.68	2.81	159,550.82	7.054	74.56	570	75.31
580 - 599	171	24,377,045.89	5.12	142,555.82	6.727	75.65	589	83.43
600 - 619	220	41,864,470.24	8.79	190,293.05	6.611	77.75	609	78.38
620 - 639	237	47,398,221.40	9.95	199,992.50	6.523	77.65	630	73.90
640 - 659	292	58,784,020.50	12.34	201,315.14	6.599	78.72	650	59.10
660 - 679	259	62,689,940.44	13.16	242,046.10	6.332	77.30	668	58.41
680 - 699	204	54,235,741.09	11.39	265,861.48	6.130	76.12	689	54.24
700 - 719	141	40,210,506.41	8.44	285,180.90	5.994	75.24	709	59.81
720 - 739	124	37,440,870.49	7.86	301,942.50	6.041	77.28	729	61.41
740 - 759	73	23,423,484.46	4.92	320,869.65	5.942	75.26	750	68.51
760 - 779	81	29,882,613.80	6.27	368,921.16	5.761	71.05	769	80.94
780 - 799	55	20,412,212.12	4.29	371,131.13	5.806	72.31	787	83.62
800 - 819	15	5,394,000.91	1.13	359,600.06	5.713	68.85	804	77.33
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

Group II Mortgage Loans

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0	517	52,368,611.70	11.00	101,293.25	7.374	79.71	644	66.78
12	122	45,357,972.71	9.52	371,786.66	6.167	75.55	663	70.53
24	230	17,171,746.11	3.61	74,659.77	9.024	91.52	669	49.78
36	1,246	361,333,843.50	75.87	289,995.06	6.093	75.00	679	68.36
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
First Lien	1,596	449,234,895.91	94.33	281,475.50	6.095	74.74	674	69.02
Second Lien	519	26,997,278.11	5.67	52,017.88	10.544	99.81	663	46.13
Total:	**2,115**	**476,232,174.02**	**100.00**	**225,168.88**	**6.347**	**76.16**	**673**	**67.72**

Group III Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balances:	**$475,616,359.13**
Number of Mortgage Loans:	**2,055**
Average Scheduled Principal Balance:	**$231,443.48**
Weighted Average Gross Coupon:	**6.192%**
Weighted Average Net Coupon:	**5.692%**
Weighted Average Original FICO Score:	**654**
Weighted Average Combined LTV Ratio[1]:	**86.75%**
Weighted Average Stated Remaining Term (months):	**349**
Weighted Average Original Term (months):	**350**
Weighted Average Months to Roll:	**20**
Weighted Average Gross Margin:	**5.167%**
Weighted Average Initial Rate Cap:	**1.759%**
Weighted Average Periodic Rate Cap:	**1.758%**
Weighted Average Gross Maximum Lifetime Rate:	**13.260%**
Weighted Average Gross Minimum Lifetime Rate:	**5.167%**

[1] As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
2/6 LIBOR	1,341	269,180,882.56	56.60	200,731.46	6.663	84.41	624	43.66
3/6 LIBOR	35	7,067,301.54	1.49	201,922.90	6.724	89.47	640	41.12
2/6 LIBOR with IO Loans	403	106,878,346.13	22.47	265,206.81	6.222	92.88	668	26.70
3/6 LIBOR with IO Loans	38	9,997,281.02	2.10	263,086.34	6.128	83.89	671	27.79
LIBOR with IO Loans	238	82,492,547.88	17.34	346,607.34	4.581	86.56	731	18.43
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
4.999 and under	234	80,324,129.75	16.89	343,265.51	4.539	86.40	730	22.34
5.000 - 5.999	425	107,321,450.08	22.56	252,521.06	5.638	88.88	666	42.36
6.000 - 6.999	979	213,599,769.33	44.91	218,181.58	6.562	85.88	634	36.90
7.000 - 7.999	302	55,897,071.20	11.75	185,089.64	7.393	87.76	621	33.28
8.000 - 8.999	84	13,500,077.26	2.84	160,715.21	8.419	83.65	583	35.27
9.000 - 9.999	29	4,854,310.00	1.02	167,390.00	9.397	80.72	553	26.49
10.000 - 10.999	2	119,551.51	0.03	59,775.76	10.630	70.17	539	50.86
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

Group III Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	6	282,816.00	0.06	47,136.00	7.415	69.00	575	82.32
50,000.01 - 100,000.00	205	16,542,728.69	3.48	80,696.24	7.124	84.80	610	60.81
100,000.01 - 150,000.00	413	51,746,882.75	10.88	125,295.12	6.571	87.65	633	53.72
150,000.01 - 200,000.00	388	68,216,180.32	14.34	175,814.90	6.499	87.04	636	46.80
200,000.01 - 250,000.00	268	60,453,169.58	12.71	225,571.53	6.423	84.85	644	39.02
250,000.01 - 300,000.00	255	69,851,348.54	14.69	273,926.86	6.206	87.31	650	36.26
300,000.01 - 350,000.00	178	57,666,548.39	12.12	323,969.37	6.174	85.84	655	27.64
350,000.01 - 400,000.00	150	56,371,479.06	11.85	375,809.86	5.944	89.75	668	25.56
400,000.01 - 450,000.00	71	30,144,357.26	6.34	424,568.41	5.988	87.53	672	20.80
450,000.01 - 500,000.00	62	29,609,370.42	6.23	477,570.49	5.743	83.77	672	17.70
500,000.01 - 550,000.00	19	10,046,244.21	2.11	528,749.70	4.935	90.33	719	10.50
550,000.01 - 600,000.00	21	12,142,101.39	2.55	578,195.30	5.312	85.44	692	14.38
600,000.01 - 650,000.00	12	7,581,918.98	1.59	631,826.58	4.699	84.42	718	25.12
650,000.01 - 700,000.00	4	2,725,213.54	0.57	681,303.39	5.770	88.06	684	25.51
700,000.01 - 750,000.00	3	2,236,000.00	0.47	745,333.33	5.791	81.63	699	32.92
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III Mortgage Loans

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance ($)	Number of Loans	Original Principal Balance ($)	% of Pool by Principal Balance	Avg. Original Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	6	283,000.00	0.06	47,166.67	7.415	69.00	575	82.33
50,000.01 - 100,000.00	205	16,544,026.00	3.48	80,702.57	7.124	84.80	610	60.81
100,000.01 - 150,000.00	413	51,753,096.00	10.88	125,310.16	6.571	87.65	633	53.71
150,000.01 - 200,000.00	388	68,220,513.00	14.34	175,826.06	6.499	87.04	636	46.80
200,000.01 - 250,000.00	269	60,709,057.00	12.76	225,684.23	6.422	84.81	645	38.86
250,000.01 - 300,000.00	254	69,607,002.00	14.63	274,043.31	6.206	87.34	649	36.39
300,000.01 - 350,000.00	179	58,022,198.60	12.20	324,146.36	6.165	85.86	656	28.08
350,000.01 - 400,000.00	150	56,424,152.00	11.86	376,161.01	5.943	89.55	669	25.62
400,000.01 - 450,000.00	70	29,745,492.00	6.25	424,935.60	6.007	87.87	671	19.74
450,000.01 - 500,000.00	62	29,609,768.00	6.23	477,576.90	5.743	83.77	672	17.70
500,000.01 - 550,000.00	19	10,047,200.00	2.11	528,800.00	4.935	90.33	719	10.50
550,000.01 - 600,000.00	21	12,143,049.00	2.55	578,240.43	5.312	85.44	692	14.38
600,000.01 - 650,000.00	13	8,231,907.00	1.73	633,223.62	4.691	84.46	720	23.14
650,000.01 - 700,000.00	3	2,075,200.00	0.44	691,733.33	6.136	89.03	664	33.50
700,000.01 - 750,000.00	3	2,236,000.00	0.47	745,333.33	5.791	81.63	699	32.92
Total:	**2,055**	**475,651,660.60**	**100.00**	**231,460.66**	**6.192**	**86.75**	**654**	**35.10**

Group III Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
AA	1,664	396,849,081.67	83.44	238,491.03	6.041	88.72	666	30.64
A+	168	33,701,751.39	7.09	200,605.66	6.813	81.80	604	50.29
A-	94	19,238,652.97	4.04	204,666.52	7.023	76.96	584	51.76
B	87	17,924,856.78	3.77	206,032.84	7.089	70.50	586	69.53
C	42	7,902,016.32	1.66	188,143.25	7.081	69.31	573	75.69
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
241 - 300	238	82,492,547.88	17.34	346,607.34	4.581	86.56	731	18.43
301 - 360	1,817	393,123,811.25	82.66	216,358.73	6.530	86.79	637	38.60
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

Group III Mortgage Loans

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
241 - 300	238	82,492,547.88	17.34	346,607.34	4.581	86.56	731	18.43
301 - 360	1,817	393,123,811.25	82.66	216,358.73	6.530	86.79	637	38.60
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

DISTRIBUTION BY COMBINED LTV

Combined LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
30.00 or less	6	752,500.00	0.16	125,416.67	6.523	25.78	596	76.08
30.01 - 35.00	5	491,515.47	0.10	98,303.09	5.765	33.62	652	65.82
35.01 - 40.00	2	234,000.00	0.05	117,000.00	8.125	37.15	554	0.00
40.01 - 45.00	13	2,084,799.48	0.44	160,369.19	5.988	42.59	623	42.30
45.01 - 50.00	19	3,253,756.85	0.68	171,250.36	6.280	47.88	603	49.29
50.01 - 55.00	31	6,627,970.95	1.39	213,805.51	6.187	52.49	633	46.97
55.01 - 60.00	44	9,084,760.74	1.91	206,471.84	6.173	57.74	617	35.76
60.01 - 65.00	67	15,161,434.45	3.19	226,290.07	6.361	62.94	614	38.15
65.01 - 70.00	83	18,789,391.89	3.95	226,378.22	6.218	68.26	619	39.05
70.01 - 75.00	116	25,686,788.49	5.40	221,437.83	6.615	73.81	603	50.45
75.01 - 80.00	246	59,506,255.20	12.51	241,895.35	6.252	79.25	630	34.16
80.01 - 85.00	302	79,184,270.12	16.65	262,199.57	5.894	84.43	663	29.21
85.01 - 90.00	278	69,201,165.99	14.55	248,925.06	6.508	89.74	657	34.14
90.01 - 95.00	141	36,229,477.36	7.62	256,946.65	6.566	94.51	664	36.13
95.01 - 100.00	702	149,328,272.14	31.40	212,718.34	5.996	99.97	676	34.11
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

Group III Mortgage Loans

DISTRIBUTION BY GROSS MARGIN

Gross Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000 - 3.749	210	73,958,321.77	15.55	352,182.48	4.518	86.35	735	17.11
3.750 - 5.249	34	9,698,853.15	2.04	285,260.39	5.251	86.60	679	36.02
5.250 - 5.499	739	148,647,873.92	31.25	201,147.33	6.319	88.51	634	69.05
5.500 - 5.749	841	194,647,477.52	40.93	231,447.65	6.576	87.45	647	14.26
5.750 - 5.999	90	19,634,413.62	4.13	218,160.15	6.953	86.20	630	24.21
6.000 - 6.249	77	15,751,826.96	3.31	204,569.18	7.079	75.19	594	55.89
6.250 - 6.499	18	3,248,474.99	0.68	180,470.83	6.896	68.67	596	22.59
6.500 - 6.749	41	8,971,265.68	1.89	218,811.36	6.929	74.89	595	59.62
6.750 - 6.999	2	317,751.52	0.07	158,875.76	7.416	83.89	635	0.00
7.000 - 7.249	3	740,100.00	0.16	246,700.00	7.712	75.32	598	100.00
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
4.999 or less	242	83,175,272.89	17.49	343,699.47	4.595	86.47	730	18.83
5.000 - 5.499	741	149,129,775.95	31.36	201,254.76	6.318	88.46	634	69.15
5.500 - 5.999	931	214,281,891.14	45.05	230,163.15	6.611	87.33	645	15.17
6.000 - 6.499	95	19,000,301.95	3.99	200,003.18	7.048	74.07	594	50.20
6.500 - 6.999	43	9,289,017.20	1.95	216,023.66	6.946	75.20	597	57.58
7.000 - 7.499	3	740,100.00	0.16	246,700.00	7.712	75.32	598	100.00
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

Group III Mortgage Loans

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
11.500 - 11.999	28	7,164,035.01	1.51	255,858.39	4.901	87.39	670	80.10
12.000 - 12.499	330	105,402,988.85	22.16	319,403.00	4.741	86.47	715	28.81
12.500 - 12.999	309	76,395,884.17	16.06	247,235.87	5.806	89.50	664	36.85
13.000 - 13.499	367	82,443,511.03	17.33	224,641.72	6.252	86.56	642	39.70
13.500 - 13.999	605	129,982,130.10	27.33	214,846.50	6.760	85.58	630	34.80
14.000 - 14.499	175	32,738,151.69	6.88	187,075.15	7.193	89.17	633	27.81
14.500 - 14.999	127	23,365,489.39	4.91	183,980.23	7.685	85.63	603	40.66
15.000 - 15.499	49	8,171,372.38	1.72	166,762.70	8.237	83.52	581	31.95
15.500 - 15.999	35	5,106,935.00	1.07	145,912.43	8.761	84.34	583	42.11
16.000 - 16.499	16	2,749,675.00	0.58	171,854.69	9.201	79.37	551	36.37
16.500 - 16.999	12	1,976,635.00	0.42	164,719.58	9.658	81.35	549	14.47
17.000 - 17.499	1	58,751.51	0.01	58,751.51	10.350	60.00	528	0.00
17.500 - 17.999	1	60,800.00	0.01	60,800.00	10.900	80.00	549	100.00
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000 - 1.499	12	1,880,528.20	0.40	156,710.68	6.692	82.61	641	60.48
1.500 - 1.999	1,804	390,893,513.17	82.19	216,681.55	6.528	86.81	637	38.52
3.000 - 3.499	239	82,842,317.76	17.42	346,620.58	4.596	86.54	730	18.35
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

Group III Mortgage Loans

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000 - 1.499	13	2,230,298.08	0.47	171,561.39	6.913	82.57	640	50.99
1.500 - 1.999	1,804	390,893,513.17	82.19	216,681.55	6.528	86.81	637	38.52
3.000 - 3.499	238	82,492,547.88	17.34	346,607.34	4.581	86.56	731	18.43
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
August 2004	238	82,492,547.88	17.34	346,607.34	4.581	86.56	731	18.43
February 2006	1	47,816.00	0.01	47,816.00	7.400	100.00	563	100.00
April 2006	2	234,328.50	0.05	117,164.25	5.445	100.00	632	100.00
May 2006	10	1,755,221.28	0.37	175,522.13	6.812	87.04	640	0.00
June 2006	394	99,863,153.36	21.00	253,459.78	6.250	91.34	661	27.81
July 2006	1,337	274,158,709.55	57.64	205,055.13	6.641	85.15	628	43.04
June 2007	26	6,978,872.56	1.47	268,418.18	6.208	83.40	675	22.67
July 2007	47	10,085,710.00	2.12	214,589.57	6.490	88.13	646	40.67
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
California	824	243,956,525.24	51.29	296,063.74	5.875	86.41	667	28.56
Florida	158	25,281,115.44	5.32	160,007.06	6.660	87.44	628	42.13
New York	71	20,905,686.54	4.40	294,446.29	6.535	82.33	629	28.18
Washington	86	17,222,946.68	3.62	200,266.82	6.023	90.21	663	38.53
New Jersey	60	14,733,967.99	3.10	245,566.13	6.532	79.46	622	42.12
Massachusetts	54	13,413,854.90	2.82	248,404.72	6.277	85.73	638	40.80
Nevada	53	12,102,185.72	2.54	228,343.13	6.233	89.63	659	38.09
Illinois	61	10,891,028.51	2.29	178,541.45	6.907	88.27	649	40.15
Michigan	67	10,217,309.07	2.15	152,497.15	6.552	86.63	654	52.29
Colorado	50	10,134,518.52	2.13	202,690.37	6.611	88.24	641	33.09
Other (below 2%)	571	96,757,220.52	20.34	169,452.23	6.595	88.34	639	46.21
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Owner Occupied	1,942	451,116,020.57	94.85	232,294.55	6.172	87.04	652	36.18
Investor Property	82	16,713,038.86	3.51	203,817.55	7.106	80.88	668	20.00
Second Home	31	7,787,299.70	1.64	251,203.22	5.414	82.59	707	4.91
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Single Family	1,512	342,261,934.08	71.96	226,363.71	6.202	86.61	651	34.86
PUD	242	58,949,957.48	12.39	243,594.87	6.135	88.45	658	39.39
Condominium	170	37,949,941.27	7.98	223,234.95	6.176	88.60	670	36.60
2 – 4 Family	129	36,233,226.30	7.62	280,877.72	6.205	83.39	658	28.37
Modular	2	221,300.00	0.05	110,650.00	7.592	82.32	562	100.00
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Cash Out Refinance	1,065	247,605,994.56	52.06	232,493.89	6.364	80.43	632	40.76
Purchase	878	205,790,815.53	43.27	234,385.89	6.008	94.40	679	28.01
Rate/Term Refinance	112	22,219,549.04	4.67	198,388.83	5.983	86.22	660	37.59
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

Group III Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE								
Documentation Type	**Number of Loans**	**Unpaid Principal Balance ($)**	**% of Pool by Principal Balance**	**Avg. Principal Balance ($)**	**Wtd. Avg. Gross Coupon (%)**	**Wtd. Avg. Combined LTV (%)**	**Wtd. Avg. FICO**	**% of Full Doc Loan**
Limited Documentation	1,196	308,687,267.56	64.90	258,099.72	6.158	87.27	668	0.00
Full Documentation	859	166,929,091.57	35.10	194,329.56	6.255	85.79	626	100.00
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

DISTRIBUTION BY FICO SCORE								
FICO Score	**Number of Loans**	**Unpaid Principal Balance ($)**	**% of Pool by Principal Balance**	**Avg. Principal Balance ($)**	**Wtd. Avg. Gross Coupon (%)**	**Wtd. Avg. Combined LTV (%)**	**Wtd. Avg. FICO**	**% of Full Doc Loan**
500 - 519	48	8,078,093.51	1.70	168,293.61	7.834	76.17	509	61.92
520 - 539	70	12,848,830.75	2.70	183,554.73	7.598	74.29	532	66.59
540 - 559	108	19,165,690.73	4.03	177,460.10	7.162	74.46	550	69.60
560 - 579	115	21,936,993.53	4.61	190,756.47	6.907	75.67	569	59.97
580 - 599	162	30,292,710.00	6.37	186,992.04	6.619	82.86	589	60.74
600 - 619	204	42,248,236.60	8.88	207,099.20	6.436	84.06	609	53.98
620 - 639	243	53,410,214.15	11.23	219,795.12	6.541	85.06	629	41.65
640 - 659	293	67,639,900.33	14.22	230,852.90	6.407	90.54	649	24.89
660 - 679	221	56,800,044.88	11.94	257,013.78	6.307	90.65	668	24.06
680 - 699	176	41,019,539.51	8.62	233,065.57	6.038	92.47	689	20.21
700 - 719	155	45,787,266.64	9.63	295,401.72	5.331	90.36	708	18.27
720 - 739	100	27,313,309.83	5.74	273,133.10	5.330	91.10	730	16.76
740 - 759	87	27,157,167.56	5.71	312,151.35	5.042	89.13	748	23.89
760 - 779	54	16,792,767.66	3.53	310,977.18	4.892	88.54	770	21.57
780 - 799	18	4,830,593.45	1.02	268,366.30	5.037	79.35	787	26.66
800 - 819	1	295,000.00	0.06	295,000.00	4.600	52.77	813	100.00
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

Group III Mortgage Loans

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0	596	159,924,815.45	33.62	268,330.23	5.703	85.96	683	26.32
12	33	9,947,098.99	2.09	301,427.24	6.520	86.84	649	41.77
24	1,369	292,588,182.13	61.52	213,724.02	6.444	87.23	637	39.70
36	57	13,156,262.56	2.77	230,811.62	6.290	85.58	658	34.45
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
First Lien	2,055	475,616,359.13	100.00	231,443.48	6.192	86.75	654	35.10
Total:	**2,055**	**475,616,359.13**	**100.00**	**231,443.48**	**6.192**	**86.75**	**654**	**35.10**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-A Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balances:	**$202,427,500.92**
Number of Mortgage Loans:	**1,112**
Average Scheduled Principal Balance:	**$182,039.12**
Weighted Average Gross Coupon:	**6.501%**
Weighted Average Net Coupon:	**6.001%**
Weighted Average Original FICO Score:	**639**
Weighted Average Original LTV Ratio[1]:	**87.10%**
Weighted Average Stated Remaining Term (months):	**357**
Weighted Average Original Term (months):	**357**
Weighted Average Months to Roll:	**23**
Weighted Average Gross Margin:	**5.396%**
Weighted Average Initial Rate Cap:	**1.564%**
Weighted Average Periodic Rate Cap:	**1.564%**
Weighted Average Gross Maximum Lifetime Rate:	**13.505%**
Weighted Average Gross Minimum Lifetime Rate:	**5.396%**

Group III-A Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE								
Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
2/6 LIBOR	993	177,480,349.12	87.68	178,731.47	6.616	86.84	630	43.74
3/6 LIBOR	26	4,722,001.54	2.33	181,615.44	6.755	87.53	643	55.89
2/6 LIBOR with IO Loans	47	10,067,348.01	4.97	214,198.89	6.049	96.11	705	19.54
3/6 LIBOR with IO Loans	4	940,320.01	0.46	235,080.00	5.964	79.30	705	27.44
LIBOR with IO Loans	42	9,217,482.24	4.55	219,463.86	4.699	82.73	725	30.53
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE								
Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
4.999 and under	47	10,191,594.53	5.03	216,842.44	4.659	82.92	714	42.79
5.000 - 5.999	199	39,055,774.87	19.29	196,260.18	5.666	88.99	660	46.68
6.000 - 6.999	626	116,459,406.14	57.53	186,037.39	6.558	86.38	633	43.83
7.000 - 7.999	173	26,935,084.14	13.31	155,694.13	7.375	89.13	622	33.41
8.000 - 8.999	51	7,425,116.24	3.67	145,590.51	8.414	86.96	600	30.95
9.000 - 9.999	16	2,360,525.00	1.17	147,532.81	9.425	86.24	574	15.82
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-A Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	2	100,000.00	0.05	50,000.00	7.950	82.05	573	100.00
50,000.01 - 100,000.00	139	11,279,088.26	5.57	81,144.52	7.044	85.97	614	57.55
100,000.01 - 150,000.00	301	37,731,321.78	18.64	125,353.23	6.650	88.70	631	55.04
150,000.01 - 200,000.00	257	45,095,715.77	22.28	175,469.71	6.494	87.13	635	47.93
200,000.01 - 250,000.00	178	40,097,074.84	19.81	225,264.47	6.522	84.94	645	39.03
250,000.01 - 300,000.00	164	44,646,334.53	22.06	272,233.75	6.225	89.00	650	34.97
300,000.01 - 350,000.00	59	18,553,326.38	9.17	314,463.16	6.505	86.35	644	18.30
350,000.01 - 400,000.00	6	2,297,231.44	1.13	382,871.91	6.683	82.04	620	16.98
400,000.01 - 450,000.00	5	2,127,407.92	1.05	425,481.58	6.178	83.93	638	60.23
450,000.01 - 500,000.00	1	500,000.00	0.25	500,000.00	6.500	57.14	668	0.00
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance ($)	Number of Loans	Original Principal Balance ($)	% of Pool by Principal Balance	Avg. Original Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	2	100,000.00	0.05	50,000.00	7.950	82.05	573	100.00
50,000.01 - 100,000.00	139	11,280,184.00	5.57	81,152.00	7.044	85.97	614	57.54
100,000.01 - 150,000.00	301	37,735,291.00	18.64	125,366.00	6.650	88.70	631	55.04
150,000.01 - 200,000.00	257	45,098,020.00	22.28	175,479.00	6.494	87.13	635	47.92
200,000.01 - 250,000.00	179	40,349,300.00	19.93	225,415.00	6.521	84.89	645	38.78
250,000.01 - 300,000.00	163	44,401,080.00	21.93	272,399.00	6.225	89.07	649	35.16
300,000.01 - 350,000.00	59	18,553,608.60	9.16	314,468.00	6.505	86.35	644	18.30
350,000.01 - 400,000.00	6	2,297,600.00	1.13	382,933.00	6.683	82.04	620	16.97
400,000.01 - 450,000.00	5	2,127,750.00	1.05	425,550.00	6.178	83.93	638	60.22
450,000.01 - 500,000.00	1	500,000.00	0.25	500,000.00	6.500	57.14	668	0.00
Total:	**1,112**	**202,442,833.60**	**100.00**	**182,053.00**	**6.501**	**87.10**	**639**	**42.14**

Group III-A Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
AA	956	175,293,195.36	86.60	183,361.08	6.443	88.26	646	38.61
A+	112	19,541,620.80	9.65	174,478.76	6.804	82.09	592	60.59
A-	12	2,078,696.07	1.03	173,224.67	6.843	75.53	580	74.84
B	21	4,048,888.69	2.00	192,804.22	7.207	73.75	586	82.32
C	11	1,465,100.00	0.72	133,190.91	6.908	67.47	594	60.60
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
241 - 300	42	9,217,482.24	4.55	219,463.86	4.699	82.73	725	30.53
301 - 360	1,070	193,210,018.68	95.45	180,570.11	6.587	87.31	635	42.69
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

Group III-A Mortgage Loans

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
241 - 300	42	9,217,482.24	4.55	219,498.00	4.699	82.73	725	30.53
301 - 360	1,070	193,210,018.68	95.45	180,583.00	6.587	87.31	635	42.69
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,053.00**	**6.501**	**87.10**	**639**	**42.14**

Group III-A Mortgage Loans

DISTRIBUTION BY ORIGINAL LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
30.00 or less	4	556,500.00	0.27	139,125.00	6.414	27.90	572	85.62
30.01 - 35.00	3	316,515.47	0.16	105,505.16	5.595	33.41	674	46.92
35.01 - 40.00	1	131,000.00	0.06	131,000.00	8.380	37.43	533	0.00
40.01 - 45.00	10	1,470,799.48	0.73	147,079.95	5.868	42.11	621	45.00
45.01 - 50.00	12	1,717,756.85	0.85	143,146.40	6.251	47.68	610	42.07
50.01 - 55.00	14	2,032,550.00	1.00	145,182.14	6.283	52.97	612	57.84
55.01 - 60.00	17	3,486,500.00	1.72	205,088.24	6.114	58.41	610	45.60
60.01 - 65.00	37	6,791,691.43	3.36	183,559.23	6.384	62.63	610	40.09
65.01 - 70.00	45	7,680,971.91	3.79	170,688.26	6.517	68.33	600	42.31
70.01 - 75.00	57	10,412,976.33	5.14	182,683.80	6.520	73.65	604	52.77
75.01 - 80.00	125	25,293,894.64	12.50	202,351.16	6.470	79.27	614	35.61
80.01 - 85.00	143	28,398,037.39	14.03	198,587.67	6.660	84.27	618	41.98
85.01 - 90.00	157	30,547,007.28	15.09	194,566.93	6.796	89.83	649	33.52
90.01 - 95.00	72	13,347,083.77	6.59	185,376.16	6.736	94.53	656	58.18
95.01 - 100.00	415	70,244,216.37	34.71	169,263.17	6.327	99.99	665	42.88
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

Group III-A Mortgage Loans

DISTRIBUTION BY GROSS MARGIN

Gross Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000 - 3.749	35	7,669,007.67	3.79	219,114.50	4.568	82.61	733	27.28
3.750 - 5.249	9	2,011,474.58	0.99	223,497.18	5.514	80.51	667	51.30
5.250 - 5.499	487	81,374,438.32	40.20	167,093.30	6.431	88.51	625	77.26
5.500 - 5.749	479	93,787,096.41	46.33	195,797.70	6.655	87.02	646	13.20
5.750 - 5.999	57	9,879,667.63	4.88	173,327.50	6.991	89.23	636	24.08
6.000 - 6.249	25	4,388,883.32	2.17	175,555.33	6.943	76.84	592	62.29
6.250 - 6.499	5	846,732.99	0.42	169,346.60	7.136	75.97	601	40.04
6.500 - 6.749	14	2,152,200.00	1.06	153,728.57	6.878	74.12	605	53.85
7.000 - 7.249	1	318,000.00	0.16	318,000.00	5.930	90.14	663	100.00
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
4.999 or less	44	9,680,482.25	4.78	220,044.00	4.765	82.18	719	32.27
5.000 - 5.499	487	81,374,438.32	40.20	167,107.00	6.431	88.51	625	77.26
5.500 - 5.999	536	103,666,764.04	51.21	193,421.00	6.687	87.23	646	14.24
6.000 - 6.499	30	5,235,616.31	2.59	174,537.00	6.975	76.70	593	58.69
6.500 - 6.999	14	2,152,200.00	1.06	153,729.00	6.878	74.12	605	53.85
7.000 - 7.499	1	318,000.00	0.16	318,000.00	5.930	90.14	663	100.00
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,053.00**	**6.501**	**87.10**	**639**	**42.14**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-A Mortgage Loans

DISTRIBUTION BY MAXIMUM MORTGAGE RATE								
Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
11.500 - 11.999	14	2,814,586.86	1.39	201,041.92	5.022	85.52	661	91.00
12.000 - 12.499	87	18,051,112.69	8.92	207,484.05	5.025	83.24	691	48.46
12.500 - 12.999	153	29,698,998.05	14.67	194,111.10	5.811	90.12	658	40.83
13.000 - 13.499	235	44,726,541.74	22.10	190,325.71	6.253	86.97	642	46.68
13.500 - 13.999	384	70,558,736.20	34.86	183,746.71	6.753	86.25	628	41.55
14.000 - 14.499	103	16,722,512.52	8.26	162,354.49	7.174	90.63	637	25.21
14.500 - 14.999	69	10,069,371.62	4.97	145,932.92	7.711	86.49	596	47.49
15.000 - 15.499	32	4,851,631.24	2.40	151,613.48	8.256	86.61	591	26.14
15.500 - 15.999	20	2,701,485.00	1.33	135,074.25	8.751	88.21	617	38.11
16.000 - 16.499	8	1,239,650.00	0.61	154,956.25	9.275	84.90	567	30.13
16.500 - 16.999	7	992,875.00	0.49	141,839.29	9.597	86.13	573	0.00
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

DISTRIBUTION BY INITIAL PERIODIC CAP								
Initial Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000 - 1.499	12	1,880,528.20	0.93	156,710.68	6.692	82.61	641	60.48
1.500 - 1.999	1,058	191,329,490.48	94.52	180,840.73	6.586	87.35	635	42.52
3.000 - 3.499	42	9,217,482.24	4.55	219,463.86	4.699	82.73	725	30.53
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

Group III-A Mortgage Loans

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000 - 1.499	12	1,880,528.20	0.93	156,725.00	6.692	82.61	641	60.48
1.500 - 1.999	1,058	191,329,490.48	94.52	180,854.00	6.586	87.35	635	42.52
3.000 - 3.499	42	9,217,482.24	4.55	219,498.00	4.699	82.73	725	30.53
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,053.00**	**6.501**	**87.10**	**639**	**42.14**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
August 2004	42	9,217,482.24	4.55	219,463.86	4.699	82.73	725	30.53
April 2006	2	234,328.50	0.12	117,164.25	5.445	100.00	632	100.00
May 2006	6	989,275.25	0.49	164,879.21	6.361	87.55	681	0.00
June 2006	100	19,297,351.81	9.53	192,973.52	6.237	91.19	662	33.32
July 2006	932	167,026,741.57	82.51	179,213.24	6.629	86.88	631	43.66
June 2007	4	979,711.55	0.48	244,927.89	6.181	78.96	681	49.78
July 2007	26	4,682,610.00	2.31	180,100.38	6.716	87.67	648	51.45
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

Group III-A Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
California	345	75,664,001.80	37.38	219,315.95	6.267	84.57	646	35.34
Florida	99	14,844,261.54	7.33	149,942.04	6.625	89.01	624	49.15
Massachusetts	42	9,470,560.24	4.68	225,489.53	6.428	85.22	629	36.24
New Jersey	44	9,460,892.99	4.67	215,020.30	6.638	81.76	617	36.96
New York	34	8,093,768.61	4.00	238,052.02	6.719	83.60	632	21.38
Illinois	49	7,943,775.76	3.92	162,117.87	7.007	90.53	648	40.60
Washington	38	6,256,703.06	3.09	164,650.08	6.411	93.92	663	48.05
Nevada	29	5,688,773.70	2.81	196,164.61	6.525	87.81	651	43.80
Michigan	37	4,882,931.94	2.41	131,971.13	6.856	87.36	635	59.13
Minnesota	28	4,564,928.29	2.26	163,033.15	6.790	90.88	635	54.00
Maryland	22	4,520,033.89	2.23	205,456.09	6.625	90.94	642	51.02
Oregon	25	4,432,030.80	2.19	177,281.23	6.649	91.75	645	26.61
Colorado	28	4,286,912.52	2.12	153,104.02	6.386	90.22	638	56.62
Virginia	20	4,042,877.31	2.00	202,143.87	6.731	88.55	633	47.69
Other (below 2%)	272	38,275,048.47	18.90	140,717.09	6.635	89.96	634	54.06
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Owner Occupied	1,028	186,695,733.02	92.23	181,623.00	6.466	87.59	636	43.92
Investor Property	68	12,934,137.35	6.39	190,227.00	7.090	81.00	671	23.80
Second Home	16	2,797,630.55	1.38	174,913.00	6.079	82.72	675	7.85
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,053.00**	**6.501**	**87.10**	**639**	**42.14**

Group III-A Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Single Family	809	141,794,639.40	70.05	175,271.49	6.510	86.73	635	43.45
PUD	117	22,565,468.17	11.15	192,867.25	6.340	91.05	645	49.72
2 – 4 Family	90	21,332,365.36	10.54	237,026.28	6.548	83.10	648	28.00
Condominium	96	16,735,027.99	8.27	174,323.21	6.577	89.99	655	38.83
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Cash Out Refinance	566	107,829,929.71	53.27	190,512.24	6.549	80.49	618	46.66
Purchase	487	85,406,468.80	42.19	175,372.63	6.459	95.43	666	35.18
Rate/Term Refinance	59	9,191,102.41	4.54	155,781.40	6.320	87.21	631	53.73
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

Group III-A Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Full Documentation	515	85,300,763.54	42.14	165,643.00	6.413	86.93	618	100.00
Limited Documentation	597	117,126,737.38	57.86	196,209.00	6.565	87.22	654	0.00
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,053.00**	**6.501**	**87.10**	**639**	**42.14**

DISTRIBUTION BY FICO SCORE

FICO Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
500 - 519	26	4,040,300.00	2.00	155,396.15	7.852	75.85	509	60.83
520 - 539	30	4,974,919.24	2.46	165,830.64	7.445	74.15	532	69.62
540 - 559	72	11,785,650.32	5.82	163,689.59	7.031	75.88	551	64.06
560 - 579	73	12,598,666.13	6.22	172,584.47	6.869	75.83	569	55.85
580 - 599	125	21,508,050.67	10.63	172,064.41	6.593	85.29	589	67.77
600 - 619	123	21,809,335.26	10.77	177,311.67	6.359	86.61	608	60.01
620 - 639	140	24,624,394.23	12.16	175,888.53	6.607	86.24	629	47.31
640 - 659	147	26,275,912.40	12.98	178,747.70	6.531	92.01	649	27.13
660 - 679	120	25,261,206.92	12.48	210,510.06	6.462	91.16	668	25.58
680 - 699	94	17,056,744.06	8.43	181,454.72	6.288	92.66	689	22.15
700 - 719	60	12,444,091.54	6.15	207,401.53	5.982	91.15	709	20.64
720 - 739	42	7,992,411.33	3.95	190,295.51	6.082	92.89	730	17.89
740 - 759	29	5,813,856.11	2.87	200,477.80	5.839	90.31	748	19.19
760 - 779	22	4,471,806.78	2.21	203,263.94	5.827	95.29	771	42.19
780 - 799	9	1,770,155.93	0.87	196,683.99	5.333	73.27	784	62.53
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-A Mortgage Loans

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0	260	48,511,704.82	23.96	186,583.48	6.501	86.21	652	35.63
12	17	3,277,648.99	1.62	192,802.88	6.643	91.01	642	43.39
24	812	146,309,345.56	72.28	180,183.92	6.496	87.35	634	43.73
36	23	4,328,801.55	2.14	188,208.76	6.541	85.59	653	60.31
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,039.12**	**6.501**	**87.10**	**639**	**42.14**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
First Lien	1,112	202,427,500.92	100.00	182,053.00	6.501	87.10	639	42.14
Total:	**1,112**	**202,427,500.92**	**100.00**	**182,053.00**	**6.501**	**87.10**	**639**	**42.14**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-B Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balances:	**$273,188,858.21**
Number of Mortgage Loans:	**943**
Average Scheduled Principal Balance:	**$289,701.86**
Weighted Average Gross Coupon:	**5.964%**
Weighted Average Net Coupon:	**5.464%**
Weighted Average Original FICO Score:	**664**
Weighted Average Original LTV Ratio[1]:	**86.49%**
Weighted Average Stated Remaining Term (months):	**343**
Weighted Average Original Term (months):	**344**
Weighted Average Months to Roll:	**19**
Weighted Average Gross Margin:	**4.997%**
Weighted Average Initial Rate Cap:	**1.904%**
Weighted Average Periodic Rate Cap:	**1.902%**
Weighted Average Gross Maximum Lifetime Rate:	**13.079%**
Weighted Average Gross Minimum Lifetime Rate:	**4.997%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-B Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
2/6 LIBOR	348	91,700,533.44	33.57	263,507.28	6.753	79.69	611	43.50
3/6 LIBOR	9	2,345,300.00	0.86	260,588.89	6.661	93.38	635	11.39
2/6 LIBOR with IO Loans	356	96,810,998.12	35.44	271,941.01	6.240	92.54	664	27.44
3/6 LIBOR with IO Loans	34	9,056,961.01	3.32	266,381.21	6.145	84.36	667	27.82
LIBOR with IO Loans	196	73,275,065.64	26.82	373,852.38	4.566	87.04	731	16.90
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
4.999 and under	187	70,132,535.22	25.67	375,040.30	4.522	86.91	732	19.37
5.000 - 5.999	226	68,265,675.21	24.99	302,060.51	5.622	88.82	669	39.89
6.000 - 6.999	353	97,140,363.19	35.56	275,185.16	6.567	85.28	636	28.59
7.000 - 7.999	129	28,961,987.06	10.60	224,511.53	7.410	86.49	620	33.17
8.000 - 8.999	33	6,074,961.02	2.22	184,089.73	8.426	79.59	562	40.55
9.000 - 9.999	13	2,493,785.00	0.91	191,829.62	9.370	75.50	533	36.59
10.000 - 10.999	2	119,551.51	0.04	59,775.76	10.630	70.17	539	50.86
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-B Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE								
Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	4	182,816.00	0.07	45,704.00	7.122	61.86	576	72.65
50,000.01 - 100,000.00	66	5,263,640.43	1.93	79,752.13	7.296	82.30	600	67.80
100,000.01 - 150,000.00	112	14,015,560.97	5.13	125,138.94	6.357	84.81	638	50.15
150,000.01 - 200,000.00	131	23,120,464.55	8.46	176,492.10	6.508	86.86	640	44.59
200,000.01 - 250,000.00	90	20,356,094.74	7.45	226,178.83	6.227	84.67	644	39.02
250,000.01 - 300,000.00	91	25,205,014.01	9.23	276,978.18	6.173	84.30	650	38.54
300,000.01 - 350,000.00	119	39,113,222.01	14.32	328,682.54	6.018	85.60	661	32.07
350,000.01 - 400,000.00	144	54,074,247.62	19.79	375,515.61	5.913	90.08	670	25.92
400,000.01 - 450,000.00	66	28,016,949.34	10.26	424,499.23	5.974	87.80	674	17.81
450,000.01 - 500,000.00	61	29,109,370.42	10.66	477,202.79	5.730	84.23	672	18.01
500,000.01 - 550,000.00	19	10,046,244.21	3.68	528,749.70	4.935	90.33	719	10.50
550,000.01 - 600,000.00	21	12,142,101.39	4.44	578,195.30	5.312	85.44	692	14.38
600,000.01 - 650,000.00	12	7,581,918.98	2.78	631,826.58	4.699	84.42	718	25.12
650,000.01 - 700,000.00	4	2,725,213.54	1.00	681,303.39	5.770	88.06	684	25.51
700,000.01 - 750,000.00	3	2,236,000.00	0.82	745,333.33	5.791	81.63	699	32.92
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-B Mortgage Loans

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance ($)	Number of Loans	Original Principal Balance ($)	% of Pool by Principal Balance	Avg. Original Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	4	183,000.00	0.07	45,750.00	7.122	61.86	576	72.58
50,000.01 - 100,000.00	66	5,263,842.00	1.93	79,755.00	7.296	82.30	600	67.79
100,000.01 - 150,000.00	112	14,017,805.00	5.13	125,159.00	6.357	84.81	638	50.14
150,000.01 - 200,000.00	131	23,122,493.00	8.46	176,508.00	6.508	86.86	640	44.59
200,000.01 - 250,000.00	90	20,359,757.00	7.45	226,220.00	6.227	84.67	644	39.01
250,000.01 - 300,000.00	91	25,205,922.00	9.23	276,988.00	6.173	84.30	650	38.54
300,000.01 - 350,000.00	120	39,468,590.00	14.45	328,905.00	6.005	85.63	661	32.67
350,000.01 - 400,000.00	144	54,126,552.00	19.81	375,879.00	5.912	89.87	671	25.99
400,000.01 - 450,000.00	65	27,617,742.00	10.11	424,888.00	5.994	88.18	673	16.62
450,000.01 - 500,000.00	61	29,109,768.00	10.65	477,209.00	5.730	84.23	672	18.01
500,000.01 - 550,000.00	19	10,047,200.00	3.68	528,800.00	4.935	90.33	719	10.50
550,000.01 - 600,000.00	21	12,143,049.00	4.44	578,240.00	5.312	85.44	692	14.38
600,000.01 - 650,000.00	13	8,231,907.00	3.01	633,224.00	4.691	84.46	720	23.14
650,000.01 - 700,000.00	3	2,075,200.00	0.76	691,733.00	6.136	89.03	664	33.50
700,000.01 - 750,000.00	3	2,236,000.00	0.82	745,333.00	5.791	81.63	699	32.92
Total:	**943**	**273,208,827.00**	**100.00**	**289,723.00**	**5.964**	**86.49**	**664**	**29.88**

Group III-B Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
AA	708	221,555,886.31	81.10	312,932.04	5.723	89.09	681	24.33
A+	56	14,160,130.59	5.18	252,859.47	6.825	81.38	621	36.08
A-	82	17,159,956.90	6.28	209,267.77	7.045	77.13	585	48.97
B	66	13,875,968.09	5.08	210,241.94	7.054	69.55	586	65.79
C	31	6,436,916.32	2.36	207,642.46	7.120	69.73	568	79.13
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
241 - 300	196	73,275,065.64	26.82	373,852.38	4.566	87.04	731	16.90
301 - 360	747	199,913,792.57	73.18	267,622.21	6.476	86.29	640	34.64
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-B Mortgage Loans

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
241 - 300	196	73,275,065.64	26.82	373,899.00	4.566	87.04	731	16.90
301 - 360	747	199,913,792.57	73.18	267,637.00	6.476	86.29	640	34.64
Total:	**943**	**273,188,858.21**	**100.00**	**289,723.00**	**5.964**	**86.49**	**664**	**29.88**

DISTRIBUTION BY COMBINED LTV

Combined LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
30.00 or less	2	196,000.00	0.07	98,000.00	6.833	19.74	662	48.98
30.01 - 35.00	2	175,000.00	0.06	87,500.00	6.071	33.99	612	100.00
35.01 - 40.00	1	103,000.00	0.04	103,000.00	7.800	36.79	581	0.00
40.01 - 45.00	3	614,000.00	0.22	204,666.67	6.275	43.72	628	35.83
45.01 - 50.00	7	1,536,000.00	0.56	219,428.57	6.312	48.11	594	57.36
50.01 - 55.00	17	4,595,420.95	1.68	270,318.88	6.145	52.28	642	42.16
55.01 - 60.00	27	5,598,260.74	2.05	207,342.99	6.210	57.32	622	29.63
60.01 - 65.00	30	8,369,743.02	3.06	278,991.43	6.343	63.19	618	36.59
65.01 - 70.00	38	11,108,419.98	4.07	292,326.84	6.012	68.22	633	36.79
70.01 - 75.00	59	15,273,812.16	5.59	258,878.17	6.680	73.92	602	48.87
75.01 - 80.00	121	34,212,360.56	12.52	282,746.78	6.090	79.23	642	33.09
80.01 - 85.00	159	50,786,232.73	18.59	319,410.27	5.466	84.52	688	22.06
85.01 - 90.00	121	38,654,158.71	14.15	319,455.86	6.281	89.67	664	34.62
90.01 - 95.00	69	22,882,393.59	8.38	331,628.89	6.467	94.50	669	23.28
95.01 - 100.00	287	79,084,055.77	28.95	275,554.20	5.701	99.95	685	26.31
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-B Mortgage Loans

DISTRIBUTION BY GROSS MARGIN

Gross Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000 - 3.749	175	66,289,314.10	24.27	378,796.08	4.513	86.78	736	15.93
3.750 - 5.249	25	7,687,378.57	2.81	307,495.14	5.182	88.19	683	32.02
5.250 - 5.499	252	67,273,435.60	24.63	266,958.08	6.184	88.52	646	59.13
5.500 - 5.749	362	100,860,381.11	36.92	278,619.84	6.503	87.84	647	15.25
5.750 - 5.999	33	9,754,745.99	3.57	295,598.36	6.915	83.14	624	24.33
6.000 - 6.249	52	11,362,943.64	4.16	218,518.15	7.132	74.55	595	53.42
6.250 - 6.499	13	2,401,742.00	0.88	184,749.38	6.811	66.09	594	16.44
6.500 - 6.749	27	6,819,065.68	2.50	252,557.99	6.945	75.13	593	61.44
6.750 - 6.999	2	317,751.52	0.12	158,875.76	7.416	83.89	635	0.00
7.000 - 7.249	2	422,100.00	0.15	211,050.00	9.055	64.15	549	100.00
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
4.999 or less	198	73,494,790.64	26.90	371,232.00	4.573	87.03	731	17.06
5.000 - 5.499	254	67,755,337.63	24.80	266,770.00	6.182	88.39	646	59.42
5.500 - 5.999	395	110,615,127.10	40.49	280,050.00	6.539	87.42	645	16.05
6.000 - 6.499	65	13,764,685.64	5.04	211,776.00	7.076	73.08	595	46.97
6.500 - 6.999	29	7,136,817.20	2.61	246,135.00	6.966	75.52	594	58.70
7.000 - 7.499	2	422,100.00	0.15	211,050.00	9.055	64.15	549	100.00
Total:	**943**	**273,188,858.21**	**100.00**	**289,723.00**	**5.964**	**86.49**	**664**	**29.88**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group III-B Mortgage Loans

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
11.500 - 11.999	14	4,349,448.15	1.59	310,674.87	4.823	88.61	676	73.05
12.000 - 12.499	243	87,351,876.16	31.97	359,472.74	4.682	87.13	720	24.74
12.500 - 12.999	156	46,696,886.12	17.09	299,339.01	5.802	89.11	667	34.31
13.000 - 13.499	132	37,716,969.29	13.81	285,734.62	6.251	86.08	641	31.42
13.500 - 13.999	221	59,423,393.90	21.75	268,884.14	6.768	84.78	633	26.79
14.000 - 14.499	72	16,015,639.17	5.86	222,439.43	7.213	87.65	630	30.52
14.500 - 14.999	58	13,296,117.77	4.87	229,243.41	7.666	84.98	608	35.48
15.000 - 15.499	17	3,319,741.14	1.22	195,278.89	8.209	79.00	565	40.43
15.500 - 15.999	15	2,405,450.00	0.88	160,363.33	8.773	80.00	545	46.61
16.000 - 16.499	8	1,510,025.00	0.55	188,753.13	9.141	74.82	538	41.49
16.500 - 16.999	5	983,760.00	0.36	196,752.00	9.721	76.53	524	29.07
17.000 - 17.499	1	58,751.51	0.02	58,751.51	10.350	60.00	528	0.00
17.500 - 17.999	1	60,800.00	0.02	60,800.00	10.900	80.00	549	100.00
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.500 - 1.999	746	199,564,022.69	73.05	267,512.09	6.473	86.29	640	34.70
3.000 - 3.499	197	73,624,835.52	26.95	373,730.13	4.583	87.01	731	16.82
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

Group III-B Mortgage Loans

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000 - 1.499	1	349,769.88	0.13	350,000.00	8.100	82.35	637	0.00
1.500 - 1.999	746	199,564,022.69	73.05	267,526.00	6.473	86.29	640	34.70
3.000 - 3.499	196	73,275,065.64	26.82	373,899.00	4.566	87.04	731	16.90
Total:	**943**	**273,188,858.21**	**100.00**	**289,723.00**	**5.964**	**86.49**	**664**	**29.88**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
August 2004	196	73,275,065.64	26.82	373,852.38	4.566	87.04	731	16.90
February 2006	1	47,816.00	0.02	47,816.00	7.400	100.00	563	100.00
May 2006	4	765,946.03	0.28	191,486.51	7.395	86.39	588	0.00
June 2006	294	80,565,801.55	29.49	274,033.34	6.253	91.38	660	26.49
July 2006	405	107,131,967.98	39.22	264,523.38	6.660	82.46	623	42.07
June 2007	22	5,999,161.01	2.20	272,689.14	6.213	84.13	675	18.25
July 2007	21	5,403,100.00	1.98	257,290.48	6.294	88.54	645	31.33
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

Group III-B Mortgage Loans

DISTRIBUTION BY STATE								
State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
California	479	168,292,523.44	61.60	351,341.39	5.699	87.23	676	25.52
New York	37	12,811,917.93	4.69	346,268.05	6.418	81.53	628	32.48
Washington	48	10,966,243.62	4.01	228,463.41	5.802	88.09	663	33.11
Florida	59	10,436,853.90	3.82	176,895.83	6.709	85.19	633	32.15
Nevada	24	6,413,412.02	2.35	267,225.50	5.973	91.24	666	33.02
Colorado	22	5,847,606.00	2.14	265,800.27	6.777	86.78	643	15.84
Other (below 2%)	274	58,420,301.30	21.35	213,212.78	6.443	84.82	647	41.93
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

DISTRIBUTION BY OCCUPANCY TYPE								
Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Owner Occupied	914	264,420,287.55	96.79	289,320.00	5.964	86.65	663	30.71
Second Home	15	4,989,669.15	1.83	332,740.00	5.042	82.52	724	3.26
Investor Property	14	3,778,901.51	1.38	269,925.00	7.162	80.48	658	7.00
Total:	**943**	**273,188,858.21**	**100.00**	**289,723.00**	**5.964**	**86.49**	**664**	**29.88**

Group III-B Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Single Family	703	200,467,294.68	73.38	285,159.74	5.984	86.52	662	28.79
PUD	125	36,384,489.31	13.32	291,075.91	6.007	86.83	666	32.99
Condominium	74	21,214,913.28	7.77	286,688.02	5.860	87.51	681	34.84
2 – 4 Family	39	14,900,860.94	5.45	382,073.36	5.715	83.82	672	28.89
Modular	2	221,300.00	0.08	110,650.00	7.592	82.32	562	100.00
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Cash Out Refinance	499	139,776,064.85	51.16	280,112.35	6.221	80.39	642	36.21
Purchase	391	120,384,346.73	44.07	307,888.35	5.688	93.68	688	22.92
Rate/Term Refinance	53	13,028,446.63	4.77	245,819.75	5.745	85.52	681	26.20
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

Group III-B Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Limited Documentation	344	81,628,328.03	29.88	237,303.00	6.091	84.60	635	100.00
Full Documentation	599	191,560,530.18	70.12	319,827.00	5.910	87.29	677	0.00
Total:	**943**	**273,188,858.21**	**100.00**	**289,723.00**	**5.964**	**86.49**	**664**	**29.88**

DISTRIBUTION BY FICO SCORE

FICO Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
500 - 519	22	4,037,793.51	1.48	183,536.07	7.816	76.49	509	63.00
520 - 539	40	7,873,911.51	2.88	196,847.79	7.694	74.38	532	64.68
540 - 559	36	7,380,040.41	2.70	205,001.12	7.371	72.18	549	78.45
560 - 579	42	9,338,327.40	3.42	222,341.13	6.959	75.44	568	65.52
580 - 599	37	8,784,659.33	3.22	237,423.23	6.682	76.90	590	43.50
600 - 619	81	20,438,901.34	7.48	252,332.12	6.517	81.34	609	47.53
620 - 639	103	28,785,819.92	10.54	279,473.98	6.485	84.05	629	36.81
640 - 659	146	41,363,987.93	15.14	283,314.99	6.328	89.60	649	23.47
660 - 679	101	31,538,837.96	11.54	312,265.72	6.183	90.23	667	22.84
680 - 699	82	23,962,795.45	8.77	292,229.21	5.861	92.33	688	18.83
700 - 719	95	33,343,175.10	12.21	350,980.79	5.089	90.07	708	17.38
720 - 739	58	19,320,898.50	7.07	333,118.94	5.019	90.35	729	16.30
740 - 759	58	21,343,311.45	7.81	367,988.13	4.824	88.81	748	25.17
760 - 779	32	12,320,960.88	4.51	385,030.03	4.553	86.09	770	14.08
780 - 799	9	3,060,437.52	1.12	340,048.61	4.865	82.87	788	5.91
800 - 819	1	295,000.00	0.11	295,000.00	4.600	52.77	813	100.00
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

Group III-B Mortgage Loans

DISTRIBUTION BY PREPAYMENT PENALTY TERM									
Prepayment Penalty Term (months)	**Number of Loans**	**Unpaid Principal Balance ($)**	**% of Pool by Principal Balance**	**Avg. Principal Balance ($)**	**Wtd. Avg. Gross Coupon (%)**	**Wtd. Avg. Combined LTV (%)**	**Wtd. Avg. FICO**	**% of Full Doc Loan**
0	336	111,413,110.63	40.78	331,586.64	5.356	85.85	697	22.26
12	16	6,669,450.00	2.44	416,840.63	6.460	84.79	653	40.97
24	557	146,278,836.57	53.54	262,619.10	6.392	87.10	640	35.67
36	34	8,827,461.01	3.23	259,631.21	6.167	85.58	661	21.76
Total:	**943**	**273,188,858.21**	**100.00**	**289,701.86**	**5.964**	**86.49**	**664**	**29.88**

DISTRIBUTION BY LIEN TYPE								
Lien Type	**Number of Loans**	**Unpaid Principal Balance ($)**	**% of Pool by Principal Balance**	**Avg. Principal Balance ($)**	**Wtd. Avg. Gross Coupon (%)**	**Wtd. Avg. Combined LTV (%)**	**Wtd. Avg. FICO**	**% of Full Doc Loan**
First Lien	943	273,188,858.21	100.00	289,723.00	5.964	86.49	664	29.88
Total:	**943**	**273,188,858.21**	**100.00**	**289,723.00**	**5.964**	**86.49**	**664**	**29.88**

```
######  ###
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 # #     #       ####    ####
 ###     #      #    #  #    #
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 #       #   #  #       #
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###      ######  #####   #####
```

Job : 66
Date: 8/13/2004
Time: 9:15:11 AM

Lee, Frederick H.

From:	Kerrigan, Mike [mkerrigan@hunton.com]
Sent:	Friday, August 13, 2004 8:47 AM
To:	Barry Edinburg; Cantrell, James; Lee, Frederick H.
Cc:	Nedzbala, Michael; Spanbauer, Wendy; Bruce Good (E-mail); Tony D. Atkins (E-mail); Jill Payne (E-mail); Kerrigan, Mike
Subject:	Escrow Agreement - 10:00 AM call this morning - ALL IN ISSUES EMAIL
Importance:	High

MLSA/ISA

Regarding your reaction below, Barry, thaks/figured as much. So we're done on the ISA/MLSA, pending my confirmation with BANA servicing that Schedule I to ISA is acceptable - is that your read?

Jill/Tony, can you sign off on the servicing report data detail?

Cantrell/Know Your Customer Requests

I gave you two of the three items you needed last night, and still owe you BANA's Tax ID number.

Jill/Tony, can you provide the tax ID number for BANA?

Escrow Agreement - Mechanics

Also, I am getting the right person from BANA to be on this morning's call, what has been described to me as an escrow facilitating call (and not a document negotiation - if that is still going on in your loan agreement negotiations, I imagine you wouldn't not want us party to those discussions, anyway), who have you dealt with at the Bank to tie out pricing? I will want that person on the call to confirm the wire amount. If the entire Escrowed Proceeds (Lender Escrowed Proceeds + Borrower Escrowed Proceeds) are going directly to BANA as the Purchase Price under the MLSA, and if Lender Escrowed Proceeds are $63,901,799.25, I need to know what you will show for Borrower Escrowed Proceeds ($_______________), and what you will show as the final Purchase Price ($________________) coming to BANA under the MLSA (should be the sum of these two numbers)? I'll need this before the call, so BANA can verify on call.

Barry, I guess this is directed to you.

Escrow Agreement - Comments

Pending answers above, I will give my sign-off on the Escrow Agreement. For now (should be the last comment), my only comment on the Escrow Agreement is that you add in Section 4(b) among the deliverables out of escrow to BofA, "...as set forth in clause (c) below and a fully executed copy of this Agreement and all Exhibits to BofA,"

Also, "East" Main Street, not "Fost" Main Street, on Page 7.

James/Frederick's issue

That should do it from my end. Please respond to this as soon as you can - delays will affect our ability to participate in the call.

MCK

-----Original Message-----
From: Barry Edinburg [mailto:barryedinburg@fortressinv.com]
Sent: Friday, August 13, 2004 8:06 AM
To: Kerrigan, Mike; Cantrell, James
Subject: RE: MLSA, ISA and Side Letter

That's not a problem. The "knowledge" in that rep is fine for us (not preferable, but ok).

-----Original Message-----
From: Kerrigan, Mike [mailto:mkerrigan@hunton.com]
Sent: Friday, August 13, 2004 7:58 AM
To: Cantrell, James
Cc: Barry Edinburg; Kerrigan, Mike
Subject: RE: MLSA, ISA and Side Letter

Knowledge qualifier needs to stay in this one. Both reps were inadvertently duplicated in the document in the somewhat drawn out negotiation process, but it is pretty standard to qualify statements of threatened actions as was done here. You have the customary unqualified statement as to actual litigation/actions.

I will go over the Escrow Agreement right now and email you shortly if any problems there.

-----Original Message-----
From: Cantrell, James [mailto:JCantrell@tpwlaw.com]
Sent: Thursday, August 12, 2004 8:28 PM
To: Kerrigan, Mike
Cc: barryedinburg@fortressinv.com; Cheryl.Collins@gtservicing.com; brian_corey@gtservicing.com
Subject: MLSA, ISA and Side Letter

Mike, I only have two comments to the MLSA. First, I need to confirm the number change in Section 2 (p. 8 of the blackline) with Green Tree. Second, please delete the knowledge qualifier in (oo). We never made the comment here because (xx) was the exact same rep without a knowledge qualifier. However, you've now deleted rep (xx) so please delete the knowledge qualifier in rep (oo).

Green Tree may have other comments as well. Please feel free to call me with any questions.

Thank you.

James H. Cantrell

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
Direct: 212.912.7441
Fax: 212.912.7751
jcantrell@tpwlaw.com
www.tpwlaw.com

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part I of II)

$1,010,457,000 (Approximate)

New Century Home Equity Loan Trust, Series 2004-A

NEW CENTURY™ MORTGAGE CORPORATION

New Century Mortgage Corporation
Originator

GMAC Mortgage Corporation
Servicer of Loan Group I and II

Countrywide Home Loans Servicing, LP
Servicer of Loan Group III

Financial Guaranty Insurance Company
Class M-I-1, A-II and Class A-III Certificate Insurer of the Underlying REMIC

July 23, 2004 **(Updated on July 28, 2004)**

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

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$1,010,457,000 (Approximate)

New Century Home Equity Loan Trust, Series 2004-A

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4)

Offered Certificates	Original Principal Balance	Coupon	Average Life (years)	Principal Lockout (months)	Principal Window (months)	Final Scheduled Distribution Date	Ratings (Moody's/S&P)
[redacted]							
Class A-II-1	105,759,000	Floating (5)(7)	1.00	0	22	[8/25/17]	Aaa / AAA
Class A-II-2	32,918,000	Fixed (5)	2.10	21	8	[5/25/20]	Aaa / AAA
Class A-II-3	63,881,000	Fixed (5)	3.00	28	17	[10/25/24]	Aaa / AAA
Class A-II-4	25,302,000	Fixed (5)	4.00	44	8	[4/25/26]	Aaa / AAA
Class A-II-5	43,020,000	Fixed (5)	5.00	51	19	[7/25/28]	Aaa / AAA
Class A-II-6	44,977,000	Fixed (5)	7.00	69	36	[7/25/30]	Aaa / AAA
Class A-II-7	30,825,000	Fixed (5)	10.00	104	33	[11/25/31]	Aaa / AAA
Class A-II-8	60,496,000	Fixed (5)	16.03	136	173	[7/25/34]	Aaa / AAA
Class A-II-9	45,242,000	Fixed (5)	7.48	36	270	[7/25/34]	Aaa / AAA
Total Class A-II	**452,420,000**						
Class A-III-A	194,330,000	Floating (5)(7)(8)	2.95	0	93	[6/25/34]	Aaa / AAA
Class A-III-B1	176,631,000	Floating (5)(7)(8)	1.50	0	45	[3/25/28]	Aaa / AAA
Class A-III-B2	85,631,000	Floating (5)(7)(8)	6.04	44	49	[7/25/34]	Aaa / AAA
Total Class A-III	**456,592,000**						
Class M-I-1	65,479,000	Fixed (5)	9.67	53	206	[6/25/33]	Aaa / AAA
Class M-I-2	7,275,000	Fixed	9.41	53	150	[7/25/34]	Baa3 / BBB
Total Class M-I	**72,754,000**						
Class M-II	4,763,000	Fixed	9.44	53	150	[8/25/23]	Baa3 / BBB
Class M-III	4,756,000	Floating (7)(8)	5.11	36	57	[7/25/33]	Baa3 / BBB
Class B-I	7,276,000	Fixed	9.25	53	137	[7/25/34]	Ba2/ BBB-
Class B-II	4,762,000	Fixed	9.27	53	137	[7/25/34]	Ba2 / BBB-
Class B-III	7,134,000	Floating (7)(8)	4.99	36	57	[7/25/34]	Ba2 / BBB-

Notes:

1. Bond sizes subject to a variance of +/- 5%.
2. ***The Class A-I Certificates will be priced to maturity using a pricing speed assumption of 4% in month 1, building to 14% by month 12, and remaining constant at 14% thereafter.***
3. Based on the pricing prepayment speed described herein.
4. The Class A, Class M and Class B Certificates are subject to a Net WAC Cap Rate (as described herein).
5. The Class M-I-1, Class A-II and Class A-III Certificates will benefit from a 100% P&I surety bond by FGIC (as described herein). The Class A-I Certificates will not include the benefit of a FGIC guaranty.
6. The Class A-I Certificates will be deposited in a Fannie Mae trust and issued as Fannie Mae guaranteed pass-through Certificates (as described herein).
7. The lesser of (a) 1-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
8. Beginning on the second Distribution Date after the Optional Termination Date, the margin on the A-III Certificates will double and the margins on the Class M-III and B-III Certificates will increase by a 1.5x multiple.

Issuer:	New Century Home Equity Loan Trust, Series 2004-A
Depositor:	New Century Mortgage Securities, Inc., a Delaware corporation
Originator:	New Century Mortgage Corporation
Servicers:	GMAC Mortgage Corporation will be servicer of Loan Group I and Loan Group II. Countrywide Home Loans Servicing, LP will be servicer of Loan Group III.
Trustee and Custodian:	Deutsche Bank National Trust Company
Underwriter:	Bear, Stearns & Co. Inc.
Class M-I-1, Class A-II and Class A-III Certificate Insurer:	Financial Guaranty Insurance Company ("FGIC").
Class A-I Certificate Insurer:	Federal National Mortgage Association ("Fannie Mae").
Offered Certificates:	The trust will issue 28 classes of offered certificates: The Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7, Class A-I-8 and Class A-I-9 (collectively, the "Class A-I Certificates"), Class A-II-1, Class A-II-2, Class A-II-3, Class A-II-4, Class A-II-5, Class A-II-6, Class A-II-7, Class A-II-8 and Class A-II-9 (collectively, the "Class A-II Certificates"), Class A-III-A, Class A-III-B1 and Class A-III-B2 (collectively, the "Class A-III Certificates"), together the Class A-I, Class A-II and Class A-III Certificates, the "Class A Certificates", Class M-I-1, Class M-I-2, Class M-II and Class M-III Certificates (together, the "Class M Certificates"), the Class B-I, Class B-II and Class B-III Certificates (together, the "Class B Certificates").
Non-Offered Certificates:	The Class CE-I, Class CE-II, Class CE-III, Class P-I, Class P-II, Class P-III, Class R-I, Class R-II and R-III Certificates.
Collateral:	Three loan groups: Group I (fixed), Group II (fixed), Group III-A (adjustable) and Group III-B (adjustable), together the Group III. Group I will consist of first-lien, fixed-rate mortgage loans with principal balances at origination that conform to Fannie Mae loan limits and having an aggregate principal balance of approximately $[727,548,103] as of the Cut-off Date. Group II will consist of first- and second-lien, fixed-rate mortgage loans with principal balances at origination that may or may not conform to Fannie Mae loan limits and having an aggregate principal balance of approximately $[476,232,174] as of the Cut-off Date. Group III-A will consist of first-lien, adjustable-rate mortgage loans with principal balances at origination that will conform to Fannie Mae loan limits and having an aggregate principal balance of approximately $[202,427,501] as of the Cut-off Date. Group III-B will consist of first-lien, adjustable-rate mortgage loans with principal balances at origination that may or may not conform to Fannie Mae loan limits and having an aggregate principal balance of approximately $[273,188,858] as of the Cut-off Date.

Expected Pricing Date:	On or about July [28], 2004
Closing Date:	On or about [August 4], 2004
Statistical Calculation Date:	July 1, 2004
Cut-off Date:	July 1, 2004
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in August 2004.
Record Date:	With respect to the Class A-I (other than the Class A-I-1 Certificates), Class A-II (other than the Class A-II-1 Certificates), Class M-I, Class M-II, Class B-I and Class B-II Certificates, the last day of the calendar month immediately preceding the calendar month in which a Distribution Date occurs. With respect to the Class A-I-1, Class A-II-1, Class A-III, Class M-III and Class B-III Certificates, the business day immediately preceding each Distribution Date.
Delay Days:	With respect to the Class A-I (other than the Class A-I-1 Certificates), Class A-II (other than the Class A-II-1 Certificates), Class M-I, Class M-II, Class B-I and Class B-II Certificates, 24 days. With respect to the Class A-I-1, Class A-II-1, Class A-III, Class M-III and Class B-III Certificates, 0 days.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Interest Accrual Period:	For the Class A-I (other than the Class A-I-1 Certificates), Class A-II (other than the Class A-I-1 Certificates), Class M-I, Class M-II, Class B-I and Class B-II Certificates the interest accrual period will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs, based on a 360-day year that consists of twelve 30-day months. For the Class A-I-1, Class A-II-1, Class A-III, Class M-III and Class B-III Certificates, the period from and including the preceding Distribution Date (or from and including the closing date in the case of the first Distribution Date) to and including the day prior to the then current Distribution Date calculated on an actual/360-day basis.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately proceeding the month in which the Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.

Legal Investment: The Fannie Mae Grantor Trust Certificates will constitute "legal investments" for purposes of SMMEA. The Offered Certificates (other than the Class A-I- Certificates) will not constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).

Tax Matters: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Optional Termination: At its option, each Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) in the related loan group when the Mortgage Loans remaining in that loan group, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the Mortgage Loans in the related loan group as of the Cut-off Date. In such case, the related Class A, Class M and Class B Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of (a) the "Servicing Fee" calculated at the "Servicing Fee Rate" (as described herein), (b) the "Trustee Fee" calculated at the "Trustee Fee Rate" of [0.005]% per annum; and (c) the "premiums" for the Class M-I-1, Class A-II and Class A-III Certificate Insurer and the Class A-I Certificate Insurer, which will total approximately [0.15]% per annum (as a percent of the aggregate principal balance of the Mortgage Loans). The Servicing Fee and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans. The FGIC premium will be paid monthly on the Certificate Principal Balance of the Class M-I-1, Class A-II and Class A-III Certificates. The Fannie Mae premium will be paid monthly on the aggregate Certificate Principal Balance of the Class A-I Certificates.

Principal & Interest Advances: Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by it to the extent such amounts are deemed recoverable. The Servicers are entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: Each Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loans serviced by it prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans serviced by it, as long as it deems the costs to be recoverable. The Servicers are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Servicers are required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls (Prepayment Interest Shortfalls) due to partial and/or full prepayments on the Mortgage Loans serviced by it.

Coupon Step-up: On each Distribution Date following the Optional Termination Date for the Group III Mortgage Loans, the margin on the Class A-III Certificates will double, and the margin on the Class M-III and Class B-III Certificates will each increase by a 1.5x multiple.

Servicing Fee Rate:

Fixed Rate First Liens (0.35% per annum); Fixed Rate Second Liens (0.50% per annum), Adjustable Rate Mortgage Loans (0.50% per annum). As of the Statistical Calculation Date, the weighted average Servicing Fee Rate of Loan Group I was 0.35% per annum, Loan Group II was approximately 0.36% per annum and Loan Group III was 0.50% per annum.

Prepayment Assumption:

Loan Group I: 4% CPR building to 14% CPR over 12 months, and 14% CPR thereafter.
Loan Group II: 4% CPR building to 14% CPR over 12 months, and 14% CPR thereafter.
Loan Group III: 25% CPR.

Credit Enhancement:

A. Excess Spread

Group I: Initially equal to approximately [1.61]% per annum.
Group II: Initially equal to approximately [1.61]% per annum.
Group III: Initially equal to approximately [4.02]% per annum.

B. Limited Cross Collateralization

The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to replenish the required level of OC in the non-related loan group or groups to the extent not covered by the excess cash flow for the non-related loan group or groups.

Excess cash flow generated by one loan group will be available to cover current losses, prepayment interest shortfalls, Relief Act shortfalls and previously allocated losses on the non-related groups on a pro rata basis.

C. Overcollateralization ("OC")

	Group I	**Group II**	**Group III**
Initial (% Orig.)	3.00%	3.00%	1.50%
OC Target (% Orig.)	3.00%	3.00%	1.50%
OC at Stepdown (% Current)(1)	6.00%	6.00%	3.00%
OC Floor (% Orig.)	0.50%	0.50%	0.50%

(1) Subject to certain trigger events as specified herein.

D. Subordination
The Class B Certificates will be subordinated to the Class M Certificates.
The Class M Certificates will be subordinated to the Class A Certificates.

The initial subordination for the Class A-I Certificates is equal to 14.00% of the original principal balance of Loan Group I.

E. The FGIC Policy
In accordance with the terms of the FGIC Policy, FGIC will unconditionally and irrevocably guarantee:

- Interest on each class of Class M-I-1, Class A-II and Class A-III Certificates at the related Pass-Through Rate except as provided below;
- The principal amount of any losses allocated to the M-I-1, Class A-II and Class A-III Certificates not covered by excess cashflow or overcollateralization;
- The payment of the outstanding Certificate Principal Balance on the Class M-I-1, Class A-II and Class A-III by no later than the [July 25, 2034] Distribution Date.

The FGIC Policy will not guarantee the payment of the Group I, Group II or Group III Net WAC Rate Carryover Amounts, Basis Risk Shortfalls, interest shortfalls relating to the Relief Act or prepayment interest shortfalls.

G. The Fannie Mae Guaranty
In accordance with the terms of the Fannie Mae Guaranty, Fannie Mae will unconditionally and irrevocably guarantee:

- Timely payment of interest on the Class A-I Certificates at the applicable Pass-Through Rate and the ultimate payment of principal on the Class A-I Certificates;
- The payment of the outstanding Certificate Principal Balance on the Class A-I Certificates no later than the [July 25, 2034] Distribution Date.

Fannie Mae will not guarantee the payment of the Group I Net WAC Rate Carryover Amounts, interest shortfalls relating to the Relief Act or prepayment interest shortfalls.

Group I Overcollateralization Amount: The Group I Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Group I Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Class A-I, Class M-I, Class B-I and Class P-I Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Group II Overcollateralization Amount: The Group II Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Group II Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Class A-II, Class M-II, Class B-II and Class P-II Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Group III Overcollateralization Amount: The Group III Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Group III Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Class A-III, Class M-III, Class B-III and Class P-III Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Group I Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Group I Stepdown Date, an amount equal to approximately [3.00]% of the aggregate principal balance of Loan Group I as of the Cut-off Date, (ii) on or after the Group I Stepdown Date provided a Group I Trigger Event is not in effect, the greater of (x) [6.00]% of the then current aggregate outstanding principal balance of Loan Group I as of the last day of the related Due Period and (y) approximately $[3,637,741] or (iii) on or after the Group I Stepdown Date and if a Group I Trigger Event is in effect, the Group I Overcollateralization Target Amount for the immediately preceding Distribution Date. The Group I Overcollateralization Target Amount will be fully funded on the Closing Date.

Group II Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Group II Stepdown Date, an amount equal to approximately [3.00]% of the aggregate principal balance of Loan Group II as of the Cut-off Date, (ii) on or after the Group II Stepdown Date provided a Group II Trigger Event is not in effect, the greater of (x) [6.00]% of the then current aggregate outstanding principal balance of Loan Group II as of the last day of the related Due Period and (y) approximately $[2,381,160] or (iii) on or after the Group II Stepdown Date and if a Group II Trigger Event is in effect, the Group II Overcollateralization Target Amount for the immediately preceding Distribution Date. The Group II Overcollateralization Target Amount will be fully funded on the Closing Date.

Group III Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Group III Stepdown Date, an amount equal to approximately [1.50]% of the aggregate principal balance of Loan Group III as of the Cut-off Date, (ii) on or after the Group III Stepdown Date provided a Group III Trigger Event is not in effect, the greater of (x) [3.00]% of the then current aggregate outstanding principal balance of Loan Group III as of the last day of the related Due Period and (y) approximately $[2,378,082] or (iii) on or after the Group III Stepdown Date and if a Group III Trigger Event is in effect, the Group III Overcollateralization Target Amount for the immediately preceding Distribution Date. The Group III Overcollateralization Target Amount will be fully funded on the Closing Date.

Group I Overcollateralization Increase Amount: A Group I Overcollateralization Increase Amount with respect to any Distribution Date equals the lesser of (a) the related Net Monthly Excess Cashflow for such Distribution Date and (b) the amount, if any, by which the Group I Overcollateralization Target Amount exceeds the Group I Overcollateralized Amount on such Distribution Date.

Group II Overcollateralization Increase Amount: A Group II Overcollateralization Increase Amount with respect to any Distribution Date equals the lesser of (a) the related Net Monthly Excess Cashflow for such Distribution Date and (b) the amount, if any, by which the Group II Overcollateralization Target Amount exceeds the Group II Overcollateralized Amount on such Distribution Date.

Group III Overcollateralization Increase Amount: A Group III Overcollateralization Increase Amount with respect to any Distribution Date equals the lesser of (a) the related Net Monthly Excess Cashflow for such Distribution Date and (b) the amount, if any, by which the Group III Overcollateralization Target Amount exceeds the Group III Overcollateralized Amount on such Distribution Date.

Group I Overcollateralization Reduction Amount: A Group I Overcollateralization Reduction Amount with respect to any Distribution Date is the lesser of (a) the Group I Principal Remittance Amount on such Distribution Date and (b) the excess, if any, of (x) the Group I Overcollateralized Amount for such Distribution Date over (y) the Group I Overcollateralization Target Amount for such Distribution Date.

Group II Overcollateralization Reduction Amount: A Group II Overcollateralization Reduction Amount with respect to any Distribution Date is the lesser of (a) the Group II Principal Remittance Amount on such Distribution Date and (b) the excess, if any, of (x) the Group II Overcollateralized Amount for such Distribution Date over (y) the Group II Overcollateralization Target Amount for such Distribution Date.

Group III Overcollateralization Reduction Amount: A Group III Overcollateralization Reduction Amount with respect to any Distribution Date is the lesser of (a) the Group III Principal Remittance Amount on such Distribution Date and (b) the excess, if any, of (x) the Group III Overcollateralized Amount for such Distribution Date over (y) the Group III Overcollateralization Target Amount for such Distribution Date.

Group I Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A-I Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in August 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A-I Certificates (calculated for this purpose only after taking into account distributions of principal on the Group I Mortgage Loans, but prior to any distribution of the Group I Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [28.00]%.

Group II Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A-II Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in August 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A-II Certificates (calculated for this purpose only after taking into account distributions of principal on the Group II Mortgage Loans, but prior to any distribution of the Group II Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [10.00]%.

Group III Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A-III Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in August 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A-III Certificates (calculated for this purpose only after taking into account distributions of principal on the Group III Mortgage Loans, but prior to any distribution of the Group III Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [8.00]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class, Distribution Date and loan group is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the related class or classes subordinate thereto (including the related Class CE Certificates) by (y) the aggregate principal balance of the related Mortgage Loans, calculated after taking into account distributions of principal on the related Mortgage Loans and distribution of the Group I Principal Distribution Amount, the Group II Principal Distribution Amount, or the Group III Principal Distribution Amount, as applicable to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % Target On/After Stepdown Date
A-I	[14.00]%	[28.00]%
M-I-1	[5.00]%	[10.00]%
M-I-2	[4.00]%	[8.00]%
B-I	[3.00]%	[6.00]%
A-II	[5.00]%	[10.00]%
M-II	[4.00]%	[8.00]%
B-II	[3.00]%	[6.00]%
A-III	[4.00]%	[8.00]%
M-III	[3.00]%	[6.00]%
B-III	[1.50]%	[3.00]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test for a Loan Group is violated on any Distribution Date if the percentage obtained by dividing (x) the principal amount of related Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate Principal Balance of the related Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [50.00]% for Loan Group I, [50.00]% for Loan Group II and [40.00]% for Loan Group III of the related Credit Enhancement Percentage, respectively.

Cumulative Loss Test for Group I Mortgage Loans: The Cumulative Loss Test with respect to the Group I Mortgage Loans is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
August 2007 through July 2008	[1.25]%
August 2008 through July 2009	[2.00]%
August 2009 through July 2010	[2.75]%
August 2010and thereafter	[3.25]%

Cumulative Loss Test for Group II Mortgage Loans: The Cumulative Loss Test with respect to the Group II Mortgage Loans is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
August 2007 through July 2008	[1.25]%
August 2008 through July 2009	[2.00]%
August 2009 through July 2010	[2.75]%
August 2010and thereafter	[3.25]%

Cumulative Loss Test for Group III Mortgage Loans: The Cumulative Loss Test with respect to the Group III Mortgage Loans is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the related Group III Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
August 2007 through July 2008	[2.75]%
August 2008 through July 2009	[4.50]%
August 2009 through July 2010	[5.75]%
August 2010 and thereafter	[6.25]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed, *first,* by Excess Spread from the related group, *second*, by Excess Spread from the non-related Groups, *third,* by the Overcollateralization Amount from the related Group, *fourth,* by the Overcollateralization Amount from the non-related Groups, *fifth,* by the Class B Certificates from the related group, *sixth*, by the Class M Certificates from the related group, *seventh,* by the FGIC Policy and, *eighth,* solely with respect to the Class A-I-Certificates, the Fannie Mae Guaranty.

Expense Adjusted Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan minus the sum of (i) the Servicing Fee Rate, and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan (or the mortgage rate for each fixed-rate Mortgage Loan) minus the sum of (i) the Servicing Fee Rate, and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class A-I, Class M-I and Class B-I Certificates, a rate per annum (in the case of the Class A-I-1 Certificates, adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period less the sum of (i) the premium payable to FGIC multiplied by a fraction, the numerator of which is the aggregate Certificate Principal Balance of Class M-I-1 Certificates and the denominator of which is Group I Mortgage Loans and the (ii) the premium payable to Fannie Mae multiplied by a fraction, the numerator of which is the aggregate Certificate Principal Balance of the Class A-I Certificates and the denominator of which is Group I Mortgage Loans.

For any Distribution Date and the Class A-II, M-II and B-II Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period less the premium payable to FGIC multiplied by a fraction, the numerator of which is the aggregate Certificate Principal Balance of Class A-II Certificates and the denominator of which is the Group II Mortgage Loans.

For any Distribution Date and the Class A-III, M-III and B-III Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group III Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period less the premium payable to FGIC multiplied by a fraction, the numerator of which is the aggregate Certificate Principal Balance of Class A-III Certificates and the denominator of which is the Group III Mortgage Loans.

Net WAC Maximum Rate Cap: For any Distribution Date and the Class A-I-1, Class A-II, Class A-III, Class M-III and Class B-III Certificates, the rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the related group of Mortgage Loans.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for the Class A-I-1, Class A-II, Class A-III, Class M-III and Class B-III Certificates will equal the lesser of:

(a) The related Formula Rate; and
(b) The related Net WAC Rate Cap.

Formula Rate: The Formula Rate on any Distribution Date for the Class A-I-1, Class A-II, Class A-III, Class M-III and Class B-III Certificates will equal the lesser of:

(a) One-month LIBOR plus the related certificate margin; and
(b) The related Net WAC Maximum Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates and any Distribution Date, the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Cap Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date is equal to the Interest Distribution Amount for such Distribution Date for the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the Class A Certificates.

Net WAC Cap Carryover Amount: The "Net WAC Cap Carryover Amount" for any Distribution Date, and a class of Class A, Class M and Class B Certificates is the sum of (a) the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on the Net WAC Rate Cap, together with (b) the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). **The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Cap Carryover Amount and Net WAC Cap Carryover Amount is not covered by the FGIC Policy or the Fannie Mae Guaranty.**

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial period of up to three years following the date of origination, and the Pass-Through Rates on the Class A-I-1, Class A-II, Class A-III, Class M-III and Class B-III Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Each of the Class A-I-1, Class A-II, Class A-III, Class M-III and Class B-III Certificates will benefit from separate interest rate corridor agreements pledged to the trust to mitigate their Basis Risk Shortfalls. The related notional balance schedules, strike rates and ceiling rates for the interest rate corridors are available at the end of this term sheet.

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, first to FGIC and Fannie Mae any accrued and unpaid premium payable for that Distribution Date, and second to the holders of the Class A-I Certificates, the Senior Interest Distribution Amount allocable to such Certificates on a pro rata basis based on the entitlement of each such class; from the Group II Interest Remittance Amount, first, to FGIC any accrued and unpaid premium payable for that Distribution Date, and second to the holders of the Class A-II Certificates, the Senior Interest Distribution Amount allocable to such Certificates on a pro rata basis based on the entitlement of each such class; from the Group III Interest Remittance Amount, first, to FGIC any accrued and unpaid premium payable for that Distribution Date, and second to the holders of the Class A-III Certificates, the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the non-related groups and any reimbursements to FGIC and Fannie Mae for prior unreimbursed draws under the FGIC Policy or Fannie Mae Guaranty, respectively, for either interest or principal payments on the related Class A Certificates, as well as other amounts owed to FGIC;

(ii) from the remaining Interest Remittance Amount of the related loan group, to the holders of the class of Class M Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount of the related loan group, to the holders of the class of Class B Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the related Stepdown Date or (b) on which a related Trigger Event is in effect, the Group I Principal Distribution Amount, the Group II Principal Distribution Amount and the Group III Principal Distribution Amount, shall be distributed as follows:

(i) concurrently, (a) the Group I Principal Distribution Amount, first to the holders of the Class A-I-9 Certificates, in an amount equal to the Class A-I-9 Lockout Distribution Amount for that distribution date, and then, to the A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7, Class A-I-8 and Class A-I-9 Certificates, in that order, in each case in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero; (b) the Group II Principal Distribution Amount first to the holders of the Class A-II-9 Certificates, in an amount equal to the Class A-II-9 Lockout Distribution Amount for that distribution date, and then, to the A-II-1, Class A-II-2, Class A-II-3, Class A-II-4, Class A-II-5, Class A-II-6, Class A-II-7, Class A-II-8 and Class A-II-9 Certificates, in that order, in each case in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero; and (c) the Group III Principal Distribution Amount to the holders of the Class A-III-A and Class A-III-B Certificates, pro rata, until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the Certificate Insurers, reimbursements for unreimbursed draws under the related guarantees;

(iii) concurrently, (a) to the holders of the Class M-I-1 Certificates and Class M-I-2 Certificates, in that order, any Group I Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero; (b) to the holders of the Class M-II Certificates, any Group II Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero; (c) to the holders of the Class M-III Certificates, any Group III Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) concurrently, (a) to the holders of the Class B-I Certificates, any Group I Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero; (b) to the holders of the Class B-II Certificates, any Group II Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero and (c) to the holders of the Class B-III Certificates, any Group III Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the related Stepdown Date and (b) on which a related Trigger Event is not in effect, the Group I Principal Distribution Amount, Group II Principal Distribution Amount and the Group III Principal Distribution Amount, shall be distributed as follows:

(i) concurrently, (a) Class A-I Principal Distribution Amount, first to the holders of the Class A-I-9 Certificates, in an amount equal to the Class A-I-9 Lockout Distribution Amount for that distribution date, and then, to the A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7, Class A-I-8 and Class A-I-9 Certificates, in that order, in each case in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero; (b) Class A-II Principal Distribution Amount, first to the holders of the Class A-II-9 Certificates, in an amount equal to the Class A-II-9 Lockout Distribution Amount for that distribution date, and then, to the A-II-1, Class A-II-2, Class A-II-3, Class A-II-4, Class A-II-5, Class A-II-6, Class A-II-7, Class A-II-8 and Class A-II-9 Certificates, in that order, in each case in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero; and (c) Class A-III Principal Distribution Amount to the holders of the Class A-III-A and Class A-III-B Certificates, pro rata, until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the Certificate Insurers, reimbursements for unreimbursed draws under the related guarantees;

(iii) concurrently, (a) to the holders of the Class M-I-1 Certificates, Class M-I-1 Principal Distribution Amount, and to the holders of the Class M-I-2 Certificates, the Class M-I-2 Principal Distribution Amount, until the related Certificate Principal Balance thereof has been reduced to zero; (b) to the holders of the Class M-II Certificates, the Class M-II Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero and (c) to the holders of the Class M-III Certificates, the Class M-III Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;

(iv) concurrently, (a) to the holders of the Class B-I Certificates, the Class B-I Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero; (b) to the holders of the Class B-II Certificates, the Class B-II Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero; and (b) to the holders of the Class B-III Certificates, the Class B-III Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero.

Group I Net Monthly Excess Cashflow:

The Group I Net Monthly Excess Cashflow for any Distribution Date is equal to the sum of (a) any Group I Overcollateralization Reduction Amount and (b) the excess of: (x) the Group I Available Distribution Amount for the related distribution over (y) the sum of the related Distribution Date of the aggregate of (a) the Senior Interest Distribution Amount distributable to the holders of the Class A-I Certificates and the Class A-II and Class A-III Certificates (to the extent not paid from the Group II and Group III Interest Remittance Amount), (b) the Interest Distribution Amount distributable to the holders of the Class M-I and Class B-I Certificates, (c) any amount paid to the Certificate Insurers from the Group I Interest Remittance Amount and (d) the Group I Principal Remittance Amount.

Group II Net Monthly Excess Cashflow:

The Group II Net Monthly Excess Cashflow for any Distribution Date is equal to the sum of (a) any Group II Overcollateralization Reduction Amount and (b) the excess of: (x) the Group II Available Distribution Amount for the related distribution over (y) the sum of the related Distribution Date of the aggregate of (a) the Senior Interest Distribution Amount distributable to the holders of the Class A-II Certificates and the Class A-I and Class A-III Certificates (to the extent not paid from the Group I and Group III Interest Remittance Amount), (b) the Interest Distribution Amount distributable to the holders of the Class M-II and Class B-II Certificates, (c) any amount paid to the Certificate Insurers from the Group II Interest Remittance Amount and (d) the Group II Principal Remittance Amount.

Group III Net Monthly Excess Cashflow:

The Group III Net Monthly Excess Cashflow for any Distribution Date is equal to the sum of (a) any Group III Overcollateralization Reduction Amount and (b) the excess of: (x) the Group III Available Distribution Amount for the related distribution over (y) the sum of the related Distribution Date of the aggregate of (a) the Senior Interest Distribution Amount distributable to the holders of the Class A-III Certificates and the Class A-I and Class A-II Certificates (to the extent not paid from the Group I and Group II Interest Remittance Amount), (b) the Interest Distribution Amount distributable to the holders of the Class M-III and Class B-III Certificates, (c) any amount paid to the Certificate Insurers from the Group III Interest Remittance Amount and (d) the Group III Principal Remittance Amount.

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date and any Group, Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of related Certificates then entitled to receive distributions in respect of principal, in an amount equal to the related Overcollateralization Increase Amount, distributable as part of the related Principal Distribution Amount of such loan group;

(ii) to the holders of the class or classes of the non-related Certificates then entitled to receive distributions in respect of principal, in an amount equal to the related Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount of the non-related loan groups;

(iii) to the holders of the Class M Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iv) to the holders of the Class M Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(v) to the holders of the Class B Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vi) to the holders of the Class B Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vii) to the holders of the related Class A, Class M and Class B Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(viii) to the holders of the non-related Class A, Class M and Class B Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon, after distributions of the Net Monthly Excess Cashflow of the non-related loan groups;

(ix) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Class A, Class M and Class B Certificates any Net WAC Rate Carryover Amounts for such classes (after taking into account amounts paid under the related interest rate cap agreements); and

(x) to the holders of the related class of Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) any Group I Overcollateralization Increase Amount for such Distribution Date MINUS the Group I Overcollateralization Reduction Amount for such Distribution Date.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) any Group II Overcollateralization Increase Amount for such Distribution Date MINUS the Group II Overcollateralization Reduction Amount for such Distribution Date.

Group III Principal Distribution Amount: The Group III Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group III Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group III Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group III Mortgage Loans, and (iv) any Group III Overcollateralization Increase Amount for such Distribution Date MINUS the Group III Overcollateralization Reduction Amount for such Distribution Date.

Class A-I Principal Distribution Amount: The Class A-I Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [72.00]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $[3,637,741].

Class A-II Principal Distribution Amount: The Class A-II Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [90.00]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $[2,381,160].

Class A-III Principal Distribution Amount: The Class A-III Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-III Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [92.00]% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $[2,378,082].

Class M-I-1 Principal Distribution Amount: The Class M-I-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-I Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-I-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [90.00]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $[3,637,741].

Class M-I-2 Principal Distribution Amount: The Class M-I-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-I and Class M-I-1 Certificates (after taking into account the payment of the Class A-I and Class M-I-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-I-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [92.00]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $[3,637,741].

Class M-II Principal Distribution Amount: The Class M-II Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-II Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [92.00]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $[2,381,160].

Class M-III Principal Distribution Amount: The Class M-III Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-III Certificates (after taking into account the payment of the Class A-III Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-III Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [94.00]% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $[2,378,082].

Class B-I Principal Distribution Amount: The Class B-I Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the payment of the Class A-I, Class M-I-1 and Class M-I-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B-I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [94.00]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $[3,637,741].

Class B-II Principal Distribution Amount: The Class B-II Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-II and Class M-II Certificates (after taking into account the payment of the Class A-II and Class M-II Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [94.00]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $[2,381,160].

Class B-III Principal Distribution Amount:

The Class B-III Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-III and Class M-III Certificates (after taking into account the payment of the Class A-III and Class M-III Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B-III Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [97.00]% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $[2,378,082].

Class A-I-9 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-I-9 Lockout Certificate Percentage for that Distribution Date and (y) the Class A-I-9 Lockout Distribution Percentage for that Distribution Date, and (z) the Group I Principal Distribution Amount. In no event will the Class A-I-9 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-II-9 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-II-9 Lockout Certificate Percentage for that Distribution Date and (y) the Class A-II-9 Lockout Distribution Amount for that Distribution Date, and (z) the Group II Principal Distribution Amount. In no event will the Class A-II-9 Lockout Distribution Amount for a Distribution Date exceed the Class A-II Principal Distribution Amount for that Distribution Date.

Class A-I-9 and Class A-II-9 Lockout Distribution Percentage:

For each Distribution Date, the applicable percentage set forth below:

Distribution Dates	Lockout Percentage
August 2004 through July 2007	0%
August 2007 through July 2009	45%
August 2009 through July 2010	80%
August 2010 through July 2011	100%
August 2011 and thereafter	300%

Class A-I-9 and Class A-II-9 Lockout Certificate Percentage:

For any Distribution Date, the "Lockout Certificate Percentage" for the Class A-I-9 and Class A-II-9 Certificates, respectively, will be calculated for each Distribution Date to be the percentage equal to the Certificate Principal Balance of the Class A-I-9 and Class A-II-9 Certificates, respectively, immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balance of the Class A-I Certificates and Class A-II Certificates, respectively, immediately prior to such Distribution Date.

Interest Rate Corridor for the Class A-II-1 Certificates:

Distribution Date	Class A-II-1 Notional Balance ($)	Strike (%)	Ceiling (%)
At Closing	$98,357,000.00	6.43	7.50
August 25, 2004	96,194,255.49	5.37	7.50
September 25, 2004	93,663,658.70	5.55	7.50
October 25, 2004	90,767,850.67	5.37	7.50
November 25, 2004	87,510,096.92	5.55	7.50
December 25, 2004	83,894,525.26	5.37	7.50
January 25, 2005	79,926,123.42	5.37	7.50
February 25, 2005	75,610,733.27	5.96	7.50
March 25, 2005	70,955,041.73	5.37	7.50
April 25, 2005	65,966,568.25	5.55	7.50
May 25, 2005	60,653,648.97	5.37	7.50
June 25, 2005	55,025,417.46	5.55	7.50
July 25, 2005	49,110,296.53	5.37	7.50
August 25, 2005	43,272,773.65	5.37	7.50
September 25, 2005	37,511,852.17	5.56	7.50
October 25, 2005	31,826,548.09	5.37	7.50
November 25, 2005	26,215,889.93	5.56	7.50
December 25, 2005	20,678,918.52	5.37	7.50
January 25, 2006	15,214,686.87	5.37	7.50
February 25, 2006	9,822,260.03	5.97	7.50
March 25, 2006	4,500,714.90	5.37	7.50
April 25, 2006	0	5.56	7.50

Interest Rate Corridor for the Class A-III, Class M-III and Class B-III Certificates:

Distribution Date	Class A-III, Class M-III and Class B-III Notional Balance ($)	Strike (%)	Ceiling (%)
At Closing	393,123,811.25	5.05	7.50
August 25, 2004	383,575,173.32	5.05	7.50
September 25, 2004	374,257,041.44	5.05	7.50
October 25, 2004	365,163,876.48	5.05	7.50
November 25, 2004	356,290,271.97	5.05	7.50
December 25, 2004	347,630,950.90	5.05	7.50
January 25, 2005	339,180,762.69	5.05	7.50
February 25, 2005	330,934,680.10	5.05	7.50
March 25, 2005	322,887,796.34	5.05	7.50
April 25, 2005	315,035,322.14	5.05	7.50
May 25, 2005	307,372,582.98	5.05	7.50
June 25, 2005	299,895,016.36	5.05	7.50
July 25, 2005	292,598,169.06	5.05	7.50
August 25, 2005	285,477,694.59	5.05	7.50
September 25, 2005	278,529,350.63	5.05	7.50
October 25, 2005	271,748,996.51	5.05	7.50
November 25, 2005	265,132,590.81	5.05	7.50
December 25, 2005	258,676,188.98	5.05	7.50
January 25, 2006	252,375,941.00	5.05	7.50
February 25, 2006	246,228,089.17	5.05	7.50
March 25, 2006	240,228,965.86	5.05	7.50
April 25, 2006	234,374,991.39	5.05	7.50
May 25, 2006	228,662,671.88	5.05	7.50
June 25, 2006	223,088,597.26	5.05	7.50
July 25, 2006	217,595,686.68	5.05	7.50

Class A-II-1 Available Funds Cap
(100% PPC; Act/360)

MONTH	LIBOR @ 1.45%	LIBOR @ 20.00% (a)
1	8.39	9.09
2	5.69	7.74
3	5.88	7.69
4	5.69	7.74
5	5.88	7.70
6	5.69	7.75
7	5.69	7.75
8	6.30	7.64
9	5.69	7.75
10	5.88	7.70
11	5.69	7.75
12	5.88	7.70
13	5.69	7.73
14	5.69	7.71
15	5.88	7.63
16	5.69	7.64
17	5.88	7.56
18	5.69	7.52
19	5.69	7.42
20	6.30	7.30
21	5.69	6.82
22	5.88	5.88

Note: (a) Includes the benefit of the Class A-II-1 Interest Rate Corridor.

Class A-III, Class M-III and Class B-III Available Funds Cap
(100% PPC; Act/360)

Month	LIBOR @ 1.45%	LIBOR @ 20.00% (a)
1	7.97	9.41
2	5.46	8.03
3	5.64	8.68
4	5.46	8.77
5	5.64	8.92
6	5.46	8.77
7	5.46	8.77
8	6.04	9.28
9	5.45	8.78
10	5.64	8.93
11	5.45	8.78
12	5.64	8.93
13	5.45	8.78
14	5.45	8.78
15	5.64	8.94
16	5.45	8.79
17	5.64	8.94
18	5.45	8.79
19	5.45	8.79
20	6.04	9.30
21	5.45	8.79
22	5.64	8.95
23	5.45	8.80
24	5.91	9.29

Note: (a) Includes the benefit of the Class A-III, Class M-III and Class B-III Interest Rate Corridor.

Prepayment Sensitivity

Class A-II-1 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	6.98	1.64	1.23	**1.00**	0.86	0.75
Modified Duration (years)	6.44	1.60	1.21	**0.99**	0.84	0.74
First Principal Payment	8/25/04	8/25/04	8/25/04	**8/25/04**	8/25/04	8/25/04
Last Principal Payment	8/25/17	9/25/07	11/25/06	**5/25/06**	2/25/06	11/25/05
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	157	38	28	**22**	19	16
Illustrative Yield @ Par (30/360)	1.65%	1.65%	1.65%	**1.65%**	1.65%	1.65%

Class A-II-2 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.42	3.69	2.65	**2.10**	1.75	1.51
Modified Duration (years)	10.69	3.36	2.47	**1.97**	1.66	1.43
First Principal Payment	8/25/17	9/25/07	11/25/06	**5/25/06**	2/25/06	11/25/05
Last Principal Payment	5/25/20	10/25/08	8/25/07	**12/25/06**	7/25/06	4/25/06
Principal Lockout (months)	156	37	27	**21**	18	15
Principal Window (months)	34	14	10	**8**	6	6
Illustrative Yield @ Par (30/360)	4.10%	4.04%	4.01%	**3.99%**	3.96%	3.94%

Class A-II-3 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	18.15	5.47	3.87	**3.00**	2.46	2.10
Modified Duration (years)	12.12	4.74	3.48	**2.74**	2.28	1.96
First Principal Payment	5/25/20	10/25/08	8/25/07	**12/25/06**	7/25/06	4/25/06
Last Principal Payment	10/25/24	5/25/11	5/25/09	**4/25/08**	7/25/07	2/25/07
Principal Lockout (months)	189	50	36	**28**	23	20
Principal Window (months)	54	32	22	**17**	13	11
Illustrative Yield @ Par (30/360)	4.54%	4.50%	4.48%	**4.45%**	4.43%	4.41%

Class A-II-4 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	21.02	7.63	5.21	**4.00**	3.23	2.72
Modified Duration (years)	12.86	6.23	4.49	**3.55**	2.92	2.49
First Principal Payment	10/25/24	5/25/11	5/25/09	**4/25/08**	7/25/07	2/25/07
Last Principal Payment	4/25/26	2/25/13	3/25/10	**11/25/08**	1/25/08	6/25/07
Principal Lockout (months)	242	81	57	**44**	35	30
Principal Window (months)	19	22	11	**8**	7	5
Illustrative Yield @ Par (30/360)	4.90%	4.88%	4.86%	**4.84%**	4.82%	4.80%

Prepayment Sensitivity

Class A-II-5 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	22.92	10.13	6.67	**5.00**	4.02	3.34
Modified Duration (years)	13.06	7.67	5.49	**4.29**	3.54	2.99
First Principal Payment	4/25/26	2/25/13	3/25/10	**11/25/08**	1/25/08	6/25/07
Last Principal Payment	7/25/28	4/25/16	8/25/12	**5/25/10**	3/25/09	5/25/08
Principal Lockout (months)	260	102	67	**51**	41	34
Principal Window (months)	28	39	30	**19**	15	12
Illustrative Yield @ Par (30/360)	5.25%	5.23%	5.21%	**5.20%**	5.18%	5.16%

Class A-II-6 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.02	13.54	9.77	**7.00**	5.41	4.45
Modified Duration (years)	13.15	9.25	7.32	**5.63**	4.54	3.84
First Principal Payment	7/25/28	4/25/16	8/25/12	**5/25/10**	3/25/09	5/25/08
Last Principal Payment	7/25/30	1/25/20	2/25/16	**4/25/13**	12/25/10	9/25/09
Principal Lockout (months)	287	140	96	**69**	55	45
Principal Window (months)	25	46	43	**36**	22	17
Illustrative Yield @ Par (30/360)	5.63%	5.62%	5.60%	**5.59%**	5.57%	5.56%

Class A-II-7 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.68	17.11	12.92	**10.00**	7.56	5.87
Modified Duration (years)	13.45	10.69	8.93	**7.44**	5.98	4.86
First Principal Payment	7/25/30	1/25/20	2/25/16	**4/25/13**	12/25/10	9/25/09
Last Principal Payment	11/25/31	5/25/23	12/25/18	**12/25/15**	8/25/13	4/25/11
Principal Lockout (months)	311	185	138	**104**	76	61
Principal Window (months)	17	41	35	**33**	33	20
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.67%**	5.65%	5.64%

Class A-II-8 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	27.96	20.80	16.37	**13.08**	10.73	8.85
Modified Duration (years)	13.72	11.93	10.41	**9.01**	7.84	6.77
First Principal Payment	11/25/31	5/25/23	12/25/18	**12/25/15**	8/25/13	4/25/11
Last Principal Payment	8/25/32	9/25/25	4/25/21	**12/25/17**	8/25/15	11/25/13
Principal Lockout (months)	327	225	172	**136**	108	80
Principal Window (months)	10	29	29	**25**	25	32
Illustrative Yield @ Par (30/360)	5.69%	5.69%	5.68%	**5.68%**	5.67%	5.66%

Prepayment Sensitivity

Class A-II-8 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.53	23.33	19.44	**16.03**	13.30	11.05
Modified Duration (years)	13.83	12.59	11.40	**10.14**	8.98	7.88
First Principal Payment	11/25/31	5/25/23	12/25/18	**12/25/15**	8/25/13	4/25/11
Last Principal Payment	3/25/34	8/25/33	7/25/32	**4/25/30**	5/25/27	6/25/24
Principal Lockout (months)	327	225	172	**136**	108	80
Principal Window (months)	29	124	164	**173**	166	159
Illustrative Yield @ Par (30/360)	5.69%	5.69%	5.68%	**5.68%**	5.68%	5.67%

Class A-II-9 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.93	8.97	8.07	**7.45**	7.00	6.62
Modified Duration (years)	9.16	6.74	6.24	**5.87**	5.59	5.36
First Principal Payment	8/25/07	8/25/07	8/25/07	**8/25/07**	8/25/07	8/25/07
Last Principal Payment	8/25/32	9/25/25	4/25/21	**12/25/17**	8/25/15	11/25/13
Principal Lockout (months)	36	36	36	**36**	36	36
Principal Window (months)	301	218	165	**125**	97	76
Illustrative Yield @ Par (30/360)	5.52%	5.51%	5.50%	**5.50%**	5.50%	5.50%

Class A-II-9 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.93	8.98	8.09	**7.48**	7.05	6.72
Modified Duration (years)	9.16	6.74	6.24	**5.89**	5.62	5.41
First Principal Payment	8/25/07	8/25/07	8/25/07	**8/25/07**	8/25/07	8/25/07
Last Principal Payment	1/25/34	6/25/33	4/25/32	**1/25/30**	3/25/27	4/25/24
Principal Lockout (months)	36	36	36	**36**	36	36
Principal Window (months)	318	311	297	**270**	236	201
Illustrative Yield @ Par (30/360)	5.52%	5.51%	5.50%	**5.50%**	5.50%	5.50%

Class A-III-A (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.71	5.92	4.00	**2.94**	2.28	1.82
Modified Duration (years)	16.16	5.40	3.75	**2.80**	2.18	1.76
First Principal Payment	8/25/04	8/25/04	8/25/04	**8/25/04**	8/25/04	8/25/04
Last Principal Payment	1/25/33	8/25/19	1/25/15	**4/25/12**	7/25/10	5/25/09
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	342	181	126	**93**	72	58
Illustrative Yield @ Par (30/360)	1.76%	1.76%	1.76%	**1.76%**	1.76%	1.76%

Prepayment Sensitivity

Class A-III-A (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.79	6.33	4.34	**3.21**	2.49	1.99
Modified Duration (years)	16.22	5.71	4.02	**3.02**	2.37	1.91
First Principal Payment	8/25/04	8/25/04	8/25/04	**8/25/04**	8/25/04	8/25/04
Last Principal Payment	6/25/34	8/25/31	6/25/26	**7/25/21**	12/25/17	6/25/15
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	359	325	263	**204**	161	131
Illustrative Yield @ Par (30/360)	1.76%	1.78%	1.78%	**1.78%**	1.78%	1.78%

Class A-III-B1 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	16.02	3.13	2.06	**1.50**	1.16	0.93
Modified Duration (years)	13.80	3.00	2.00	**1.47**	1.13	0.91
First Principal Payment	8/25/04	8/25/04	8/25/04	**8/25/04**	8/25/04	8/25/04
Last Principal Payment	3/25/28	3/25/12	8/25/09	**4/25/08**	4/25/07	10/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	284	92	61	**45**	33	27
Illustrative Yield @ Par (30/360)	1.64%	1.64%	1.64%	**1.64%**	1.64%	1.64%

Class A-III-B2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.60	12.03	8.22	**6.04**	4.66	3.70
Modified Duration (years)	20.91	10.67	7.54	**5.66**	4.42	3.55
First Principal Payment	3/25/28	3/25/12	8/25/09	**4/25/08**	4/25/07	10/25/06
Last Principal Payment	1/25/33	8/25/19	1/25/15	**4/25/12**	7/25/10	5/25/09
Principal Lockout (months)	283	91	60	**44**	32	26
Principal Window (months)	59	90	66	**49**	40	32
Illustrative Yield @ Par (30/360)	1.82%	1.82%	1.82%	**1.82%**	1.82%	1.82%

Class A-III-B2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.79	13.26	9.27	**6.88**	5.34	4.25
Modified Duration (years)	21.02	11.54	8.36	**6.35**	5.00	4.02
First Principal Payment	3/25/28	3/25/12	8/25/09	**4/25/08**	4/25/07	10/25/06
Last Principal Payment	6/25/34	7/25/31	6/25/26	**8/25/21**	2/25/18	7/25/15
Principal Lockout (months)	283	91	60	**44**	32	26
Principal Window (months)	76	233	203	**161**	131	106
Illustrative Yield @ Par (30/360)	1.82%	1.82%	1.82%	**1.82%**	1.82%	1.82%

Prepayment Sensitivity

Class M-I-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.05	14.84	11.32	**8.97**	7.36	6.19
Modified Duration (years)	13.04	9.55	7.94	**6.70**	5.75	5.00
First Principal Payment	7/25/24	5/25/12	4/25/10	**1/25/09**	3/25/08	8/25/07
Last Principal Payment	7/25/32	9/25/25	4/25/21	**12/25/17**	8/25/15	11/25/13
Principal Lockout (months)	239	93	68	**53**	43	36
Principal Window (months)	97	161	133	**108**	90	76
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.66%**	5.65%	5.64%

Class M-I-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.20	15.50	12.08	**9.67**	7.96	6.72
Modified Duration (years)	13.07	9.73	8.20	**6.98**	6.03	5.28
First Principal Payment	7/25/24	5/25/12	4/25/10	**1/25/09**	3/25/08	8/25/07
Last Principal Payment	10/25/33	2/25/32	7/25/29	**2/25/26**	10/25/22	2/25/20
Principal Lockout (months)	239	93	68	**53**	43	36
Principal Window (months)	112	238	232	**206**	176	151
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.66%**	5.65%	5.65%

Class M-I-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.05	14.84	11.32	**8.97**	7.36	6.19
Modified Duration (years)	13.04	9.55	7.94	**6.70**	5.75	5.00
First Principal Payment	7/25/24	5/25/12	4/25/10	**1/25/09**	3/25/08	8/25/07
Last Principal Payment	7/25/32	9/25/25	4/25/21	**12/25/17**	8/25/15	11/25/13
Principal Lockout (months)	239	93	68	**53**	43	36
Principal Window (months)	97	161	133	**108**	90	76
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.66%**	5.65%	5.64%

Class M-I-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.17	15.31	11.82	**9.41**	7.74	6.52
Modified Duration (years)	13.06	9.68	8.12	**6.89**	5.93	5.18
First Principal Payment	7/25/24	5/25/12	4/25/10	**1/25/09**	3/25/08	8/25/07
Last Principal Payment	5/25/33	3/25/29	3/25/25	**6/25/21**	8/25/18	6/25/16
Principal Lockout (months)	239	93	68	**53**	43	36
Principal Window (months)	107	203	180	**150**	126	107
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.66%**	5.65%	5.64%

Prepayment Sensitivity

Class M-II (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.05	14.88	11.35	**8.98**	7.37	6.20
Modified Duration (years)	13.04	9.57	7.96	**6.71**	5.75	5.01
First Principal Payment	8/25/24	6/25/12	4/25/10	**1/25/09**	3/25/08	8/25/07
Last Principal Payment	8/25/32	9/25/25	4/25/21	**12/25/17**	8/25/15	11/25/13
Principal Lockout (months)	240	94	68	**53**	43	36
Principal Window (months)	97	160	133	**108**	90	76
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.66%**	5.65%	5.64%

Class M-II (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.17	15.35	11.86	**9.44**	7.75	6.53
Modified Duration (years)	13.06	9.70	8.14	**6.90**	5.94	5.19
First Principal Payment	8/25/24	6/25/12	4/25/10	**1/25/09**	3/25/08	8/25/07
Last Principal Payment	6/25/33	2/25/29	3/25/25	**6/25/21**	8/25/18	6/25/16
Principal Lockout (months)	240	94	68	**53**	43	36
Principal Window (months)	107	201	180	**150**	126	107
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.66%**	5.65%	5.64%

Class M-III (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.61	10.11	6.87	**5.11**	4.19	3.69
Modified Duration (years)	13.33	7.36	5.46	**4.28**	3.62	3.25
First Principal Payment	10/25/25	6/25/09	10/25/07	**8/25/07**	9/25/07	9/25/07
Last Principal Payment	1/25/33	8/25/19	1/25/15	**4/25/12**	7/25/10	5/25/09
Principal Lockout (months)	254	58	38	**36**	37	37
Principal Window (months)	88	123	88	**57**	35	21
Illustrative Yield @ Par (30/360)	5.59%	5.59%	5.59%	**5.59%**	5.59%	5.59%

Class M-III (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.68	10.42	7.10	**5.30**	4.34	3.81
Modified Duration (years)	13.35	7.50	5.59	**4.40**	3.72	3.34
First Principal Payment	10/25/25	6/25/09	10/25/07	**8/25/07**	9/25/07	9/25/07
Last Principal Payment	8/25/33	3/25/22	1/25/17	**11/25/13**	10/25/11	5/25/10
Principal Lockout (months)	254	58	38	**36**	37	37
Principal Window (months)	95	154	112	**76**	50	33
Illustrative Yield @ Par (30/360)	5.59%	5.63%	5.64%	**5.64%**	5.64%	5.64%

Prepayment Sensitivity

Class B-I (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.05	14.84	11.32	**8.97**	7.36	6.19
Modified Duration (years)	13.04	9.55	7.94	**6.70**	5.75	5.00
First Principal Payment	7/25/24	5/25/12	4/25/10	**1/25/09**	3/25/08	8/25/07
Last Principal Payment	7/25/32	9/25/25	4/25/21	**12/25/17**	8/25/15	11/25/13
Principal Lockout (months)	239	93	68	**53**	43	36
Principal Window (months)	97	161	133	**108**	90	76
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.66%**	5.65%	5.64%

Class B-I (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.14	15.16	11.65	**9.25**	7.60	6.40
Modified Duration (years)	13.05	9.64	8.06	**6.82**	5.87	5.12
First Principal Payment	7/25/24	5/25/12	4/25/10	**1/25/09**	3/25/08	8/25/07
Last Principal Payment	2/25/33	3/25/28	12/25/23	**5/25/20**	8/25/17	8/25/15
Principal Lockout (months)	239	93	68	**53**	43	36
Principal Window (months)	104	191	165	**137**	114	97
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.66%**	5.65%	5.64%

Class B-II (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.05	14.88	11.35	**8.98**	7.37	6.20
Modified Duration (years)	13.04	9.57	7.96	**6.71**	5.75	5.01
First Principal Payment	8/25/24	6/25/12	4/25/10	**1/25/09**	3/25/08	8/25/07
Last Principal Payment	8/25/32	9/25/25	4/25/21	**12/25/17**	8/25/15	11/25/13
Principal Lockout (months)	240	94	68	**53**	43	36
Principal Window (months)	97	160	133	**108**	90	76
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.66%**	5.65%	5.64%

Class B-II (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.14	15.20	11.68	**9.27**	7.61	6.41
Modified Duration (years)	13.05	9.66	8.08	**6.84**	5.88	5.13
First Principal Payment	8/25/24	6/25/12	4/25/10	**1/25/09**	3/25/08	8/25/07
Last Principal Payment	4/25/33	3/25/28	1/25/24	**5/25/20**	9/25/17	8/25/15
Principal Lockout (months)	240	94	68	**53**	43	36
Principal Window (months)	105	190	166	**137**	115	97
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.66%**	5.65%	5.64%

Prepayment Sensitivity

Class B-III (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.53	9.90	6.71	**4.99**	4.07	3.58
Modified Duration (years)	13.32	7.27	5.36	**4.20**	3.53	3.16
First Principal Payment	10/25/25	6/25/09	10/25/07	**8/25/07**	8/25/07	8/25/07
Last Principal Payment	1/25/33	8/25/19	1/25/15	**4/25/12**	7/25/10	5/25/09
Principal Lockout (months)	254	58	38	**36**	36	36
Principal Window (months)	88	123	88	**57**	36	22
Illustrative Yield @ Par (30/360)	5.59%	5.59%	5.59%	**5.59%**	5.59%	5.59%

Class B-III (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.54	9.93	6.73	**5.01**	4.09	3.59
Modified Duration (years)	13.32	7.29	5.38	**4.21**	3.55	3.17
First Principal Payment	10/25/25	6/25/09	10/25/07	**8/25/07**	8/25/07	8/25/07
Last Principal Payment	4/25/33	9/25/20	10/25/15	**12/25/12**	1/25/11	10/25/09
Principal Lockout (months)	254	58	38	**36**	36	36
Principal Window (months)	91	136	97	**65**	42	27
Illustrative Yield @ Par (30/360)	5.59%	5.60%	5.60%	**5.60%**	5.60%	5.60%

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$625,691,000 (Approximate)

Guaranteed Grantor Trust Pass-Through Certificates
Fannie Mae Grantor Trust 2004-T4

NEW CENTURY™ MORTGAGE CORPORATION

New Century Mortgage Corporation
Originator

GMAC Mortgage Corporation
Servicer of Loan Group I

Financial Guaranty Insurance Company
Class A-II and Class A-III Certificate Insurer of the Underlying REMIC

July 23, 2004 **(Updated on July 28, 2004)**

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns. and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$625,691,000 (Approximate)

Guaranteed Grantor Trust Pass-Through Certificates
Fannie Mae Grantor Trust 2004-T4

The Fannie Mae Grantor Trust 2004-T4 will own the Class A-I- Certificates issued from the underlying REMIC. The Class A-I- Certificates represent ownership interests in a portion of New Century Home Equity Loan Trust, Series 2004-A, as described more fully below.

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4)

Offered Certificates	Original Principal Balance	Coupon	Average Life (years)	Principal Lockout (months)	Principal Window (months)	Final Scheduled Distribution Date	Ratings (Mdy's/S&P)
Class A-I-1	$161,966,000	Floating (5)(6)(8)	1.00	0	22	[6/25/17]	Aaa / AAA
Class A-I-2	50,274,000	Fixed (5)(6)	2.10	21	8	[2/25/20]	Aaa / AAA
Class A-I-3	97,679,000	Fixed (5)(6)	3.00	28	17	[8/25/24]	Aaa / AAA
Class A-I-4	38,048,000	Fixed (5)(6)	4.00	44	8	[7/25/26]	Aaa / AAA
Class A-I-5	54,747,000	Fixed (5)(6)	5.00	51	19	[11/25/28]	Aaa / AAA
Class A-I-6	50,372,000	Fixed (5)(6)	7.00	69	35	[9/25/30]	Aaa / AAA
Class A-I-7	36,901,000	Fixed (5)(6)	10.00	103	34	[12/25/31]	Aaa / AAA
Class A-I-8	73,135,000	Fixed (5)(6)	16.15	136	174	[7/25/34]	Aaa / AAA
Class A-I-9	62,569,000	Fixed (5)(6)	7.38	36	271	[7/25/34]	Aaa / AAA
Total Class A-I	**$625,691,000**						
[redacted]							

Notes:

1. Bond sizes subject to a variance of +/- 5%.
2. **The Class A-I Certificates will be priced to maturity using a pricing speed assumption of 4% CPR in month 1, building to 14% CPR by month 12, and remaining constant at 14% CPR thereafter.**
3. Based on the pricing prepayment speed described herein.
4. The Class A, Class M and Class B Certificates are subject to a Net WAC Cap Rate (as described herein).
5. The Class M-I-1, Class A-II and Class A-III Certificates will benefit from a 100% P&I surety bond by FGIC (as described herein). The Class A-I Certificates will not include the benefit of a FGIC guaranty.
6. The Class A-I Certificates will be deposited in a Fannie Mae trust and issued as Fannie Mae guaranteed pass-through Certificates (as described herein).
7. The Class B-I, B-II and Class B-III Certificates are not offered hereby.
8. The lesser of (a) 1-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
9. Beginning on the second Distribution Date after the Optional Termination Date, the margin on the A-III Certificates will double and the margins on the Class M-III and B-III Certificates will increase by a 1.5x multiple.

Description of the Underlying REMIC

Issuer: New Century Home Equity Loan Trust, Series 2004-A

Depositor: New Century Mortgage Securities, Inc., a Delaware corporation

Originator: New Century Mortgage Corporation

Servicers: GMAC Mortgage Corporation will be servicer of Loan Group I and Loan Group II. Countrywide Home Loans Servicing, LP will be servicer of Loan Group III.

Trustee and Custodian: Deutsche Bank National Trust Company

Underwriter: Bear, Stearns & Co. Inc.

Class M-I-1, Class A-II and Class A-III Certificate Insurer: Financial Guaranty Insurance Company ("FGIC").

Class A-I Certificate Insurer: Federal National Mortgage Association ("Fannie Mae").

Offered Certificates: The trust will issue 26~~3~~ classes of offered certificates: The Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7, Class A-I-8, Class A-I-9 (collectively, the "Class A-I Certificates"), Class A-II-1, Class A-II-2, Class A-II-3, Class A-II-4, Class A-II-5, Class A-II-6, Class A-II-7, Class A-II-8 and Class A-II-9 (collectively, the "Class A-II Certificates"), Class A-III (together with the Class A-I and Class A-II Certificates, the "Class A Certificates"), Class M-I-1, Class M-I-2, Class M-II and Class M-III Certificates (together, the "Class M Certificates"), Class B-I, Class B-II, Class B-III Certificates (together, the "Class B Certificates").

Non-Offered Certificates: The ~~Class B-I, Class B-II, Class B-III,~~ Class CE-I, Class CE-II, Class CE-III, Class P-I, Class P-II, Class P-III, Class R-I, Class R-II and R-III Certificates.

Collateral: Three loan groups: Group I (fixed), Group II (fixed) and Group III (adjustable).

Group I will consist of first-lien, fixed-rate mortgage loans with principal balances at origination that conform to Fannie Mae loan limits and having an aggregate principal balance of approximately $[727,548,103] as of the Cut-off Date.

Group II will consist of first- and second-lien, fixed-rate mortgage loans with principal balances at origination that may or may not conform to Fannie Mae loan limits and having an aggregate principal balance of approximately $[476,232,174] as of the Cut-off Date.

Group III will consist of first-lien, adjustable-rate mortgage loans with principal balances at origination that may or may not conform to Fannie Mae loan limits and having an aggregate principal balance of approximately $[475,616,359] as of the Cut-off Date.

Expected Pricing Date: On or about July [28], 2004

Closing Date: On or about [August 4], 2004

Statistical Calculation Date:	July 1, 2004
Cut-off Date:	July 1, 2004
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in August 2004.
Record Date:	With respect to the Class A-I (other than the Class A-I-1 Certificates), Class A-II (other than the Class A-II-1 Certificates), Class M-I, Class M-II, Class B-I and Class B-II Certificates, the last day of the calendar month immediately preceding the calendar month in which a Distribution Date occurs. With respect to the Class A-I-1, Class A-II-1, Class A-III, Class M-III and Class B-III Certificates, the business day immediately preceding each Distribution Date.
Delay Days:	With respect to the Class A-I (other than the Class A-I-1 Certificates), Class A-II (other than the Class A-II-1 Certificates), Class M-I, Class M-II, Class B-I and Class B-II Certificates, 24 days. With respect to the Class A-I-1, Class A-II-1, Class A-III, Class M-III and Class B-III Certificates, 0 days.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Interest Accrual Period:	For the Class A-I (other than the Class A-I-1 Certificates), Class A-II (other than the Class A-I-1 Certificates), Class M-I, Class M-II, Class B-I and Class B-II Certificates the interest accrual period will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs, based on a 360-day year that consists of twelve 30-day months. For the Class A-I-1, Class A-II-1, Class A-III, Class M-III and Class B-III Certificates, the period from and including the preceding Distribution Date (or from and including the closing date in the case of the first Distribution Date) to and including the day prior to the then current Distribution Date calculated on an actual/360-day basis.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately proceeding the month in which the Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	The Fannie Mae Grantor Trust Certificates will constitute "legal investments" for purposes of SMMEA. The Offered Certificates (other than the Class A-I- Certificates) will not constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, each Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) in the related loan group when the Mortgage Loans remaining in that loan group, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the Mortgage Loans in the related loan group as of the Cut-off Date. In such case, the related Class A, Class M and Class B Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of (a) the "Servicing Fee" calculated at the "Servicing Fee Rate" (as described herein), (b) the "Trustee Fee" calculated at the "Trustee Fee Rate" of [0.005]% per annum; and (c) the "premiums" for the Class A-II and Class A-III Certificate Insurer and the Class A-I Certificate Insurer, which will total approximately [0.18]% per annum (as a percent of the aggregate principal balance of the Mortgage Loans). The Servicing Fee and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans. The FGIC premium will be paid monthly on the Certificate Principal Balance of the Class A Certificates. The Fannie Mae premium will be paid monthly on the aggregate Certificate Principal Balance of the Class A-I- Certificates.
Principal & Interest Advances:	Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by it to the extent such amounts are deemed recoverable. The Servicers are entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.
Servicing Advances:	Each Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loans serviced by it prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans serviced by it, as long as it deems the costs to be recoverable. The Servicers are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Servicers are required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls (Prepayment Interest Shortfalls) due to partial and/or full prepayments on the Mortgage Loans serviced by it.
Coupon Step-up:	On each Distribution Date following the Optional Termination Date for the Group III Mortgage Loans, the margin on the Class A-III Certificates will double, and the margin on the Class M-III and Class B-III Certificates will each increase by a 1.5x multiple.
Servicing Fee Rate:	Fixed Rate First Liens (0.35% per annum); Fixed Rate Second Liens (0.50% per annum), Adjustable Rate Mortgage Loans (0.50% per annum). As of the Statistical Calculation Date, the weighted average Servicing Fee Rate of Loan Group I was 0.35% per annum, Loan Group II was approximately 0.36% per annum and Loan Group III was 0.50% per annum.
Prepayment Assumption:	Loan Group I: 4% CPR building to 14% CPR over 12 months, and 14% CPR thereafter. Loan Group II: 4% CPR building to 14% CPR over 12 months, and 14% CPR thereafter. Loan Group III: 25% CPR.

Credit Enhancement:

A. Excess Spread

Group I: Initially equal to approximately [1.61]% per annum.
Group II: Initially equal to approximately [1.61]% per annum.
Group III: Initially equal to approximately [4.02]% per annum.

B. Limited Cross Collateralization

The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to replenish the required level of OC in the non-related loan group or loan groups to the extent not covered by the excess cash flow for the non-related loan group or loan groups.

Excess cash flow generated by one loan group will be available to cover current losses, prepayment interest shortfalls, Relief Act shortfalls and previously allocated losses on the non-related groups on a pro rata basis.

C. Overcollateralization ("OC")

	Group I	Group II	Group III
Initial (% Orig.)	3.00%	3.00%	1.50%
OC Target (% Orig.)	3.00%	3.00%	1.50%
OC at Stepdown (% Current)(1)	6.00%	6.00%	3.00%
OC Floor (% Orig.)	0.50%	0.50%	0.50%

(1) Subject to certain trigger events as specified herein.

D. Subordination
The Class B Certificates will be subordinated to the Class M Certificates.
The Class M Certificates will be subordinated to the Class A Certificates.

The initial subordination for the Class A-I Certificates is equal to 14.00% of the original principal balance of Loan Group I.

E. The FGIC Policy
In accordance with the terms of the FGIC Policy, FGIC will unconditionally and irrevocably guarantee:

- Interest on each class of Class M-I-1, Class A-II and Class A-III Certificates at the related Pass-Through Rate except as provided below;
- The principal amount of any losses allocated to the M-I-1, Class A-II and Class A-III Certificates not covered by excess cashflow or overcollateralization;
- The payment of the outstanding Certificate Principal Balance on the Class M-I-1, Class A-II and Class A-III by no later than the [July 25, 2034] Distribution Date.

The FGIC Policy will not guarantee the payment of the Group I, Group II or Group III Net WAC Rate Carryover Amounts, Basis Risk Shortfalls, interest shortfalls relating to the Relief Act or prepayment interest shortfalls.

G. The Fannie Mae Guaranty
In accordance with the terms of the Fannie Mae Guaranty, Fannie Mae will unconditionally and irrevocably guarantee:

- Timely payment of interest on the Class A-I Certificates at the applicable Pass-Through Rate and the ultimate payment of principal on the Class A-I Certificates;
- The payment of the outstanding Certificate Principal Balance on the Class A-I Certificates no later than the [July 25, 2034] Distribution Date.

Fannie Mae will not guarantee the payment of the Group I Net WAC Rate Carryover Amounts, interest shortfalls relating to the Relief Act or prepayment interest shortfalls.

Group I Overcollateralization Amount: The Group I Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Group I Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Class A-I, Class M-I, Class B-I and Class P-I Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Group II Overcollateralization Amount: The Group II Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Group II Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Class A-II, Class M-II, Class B-II and Class P-II Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Group III Overcollateralization Amount: The Group III Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Group III Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Class A-III, Class M-III, Class B-III and Class P-III Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Group I Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Group I Stepdown Date, an amount equal to approximately [3.00]% of the aggregate principal balance of Loan Group I as of the Cut-off Date, (ii) on or after the Group I Stepdown Date provided a Group I Trigger Event is not in effect, the greater of (x) [6.00]% of the then current aggregate outstanding principal balance of Loan Group I as of the last day of the related Due Period and (y) approximately $[3,637,741] or (iii) on or after the Group I Stepdown Date and if a Group I Trigger Event is in effect, the Group I Overcollateralization Target Amount for the immediately preceding Distribution Date. The Group I Overcollateralization Target Amount will be fully funded on the Closing Date.

Group II Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Group II Stepdown Date, an amount equal to approximately [3.00]% of the aggregate principal balance of Loan Group II as of the Cut-off Date, (ii) on or after the Group II Stepdown Date provided a Group II Trigger Event is not in effect, the greater of (x) [6.00]% of the then current aggregate outstanding principal balance of Loan Group II as of the last day of the related Due Period and (y) approximately $[2,381,160] or (iii) on or after the Group II Stepdown Date and if a Group II Trigger Event is in effect, the Group II Overcollateralization Target Amount for the immediately preceding Distribution Date. The Group II Overcollateralization Target Amount will be fully funded on the Closing Date.

Group III Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Group III Stepdown Date, an amount equal to approximately [1.50]% of the aggregate principal balance of Loan Group III as of the Cut-off Date, (ii) on or after the Group III Stepdown Date provided a Group III Trigger Event is not in effect, the greater of (x) [3.00]% of the then current aggregate outstanding principal balance of Loan Group III as of the last day of the related Due Period and (y) approximately $[2,378,082] or (iii) on or after the Group III Stepdown Date and if a Group III Trigger Event is in effect, the Group III Overcollateralization Target Amount for the immediately preceding Distribution Date. The Group III Overcollateralization Target Amount will be fully funded on the Closing Date.

Group I Overcollateralization Increase Amount: A Group I Overcollateralization Increase Amount with respect to any Distribution Date equals the lesser of (a) the related Net Monthly Excess Cashflow for such Distribution Date and (b) the amount, if any, by which the Group I Overcollateralization Target Amount exceeds the Group I Overcollateralized Amount on such Distribution Date.

Group II Overcollateralization Increase Amount: A Group II Overcollateralization Increase Amount with respect to any Distribution Date equals the lesser of (a) the related Net Monthly Excess Cashflow for such Distribution Date and (b) the amount, if any, by which the Group II Overcollateralization Target Amount exceeds the Group II Overcollateralized Amount on such Distribution Date.

Group III Overcollateralization Increase Amount: A Group III Overcollateralization Increase Amount with respect to any Distribution Date equals the lesser of (a) the related Net Monthly Excess Cashflow for such Distribution Date and (b) the amount, if any, by which the Group III Overcollateralization Target Amount exceeds the Group III Overcollateralized Amount on such Distribution Date.

Group I Overcollateralization Reduction Amount: A Group I Overcollateralization Reduction Amount with respect to any Distribution Date is the lesser of (a) the Group I Principal Remittance Amount on such Distribution Date and (b) the excess, if any, of (x) the Group I Overcollateralized Amount for such Distribution Date over (y) the Group I Overcollateralization Target Amount for such Distribution Date.

Group II Overcollateralization Reduction Amount: A Group II Overcollateralization Reduction Amount with respect to any Distribution Date is the lesser of (a) the Group II Principal Remittance Amount on such Distribution Date and (b) the excess, if any, of (x) the Group II Overcollateralized Amount for such Distribution Date over (y) the Group II Overcollateralization Target Amount for such Distribution Date.

Group III Overcollateralization Reduction Amount: A Group III Overcollateralization Reduction Amount with respect to any Distribution Date is the lesser of (a) the Group III Principal Remittance Amount on such Distribution Date and (b) the excess, if any, of (x) the Group III Overcollateralized Amount for such Distribution Date over (y) the Group III Overcollateralization Target Amount for such Distribution Date.

Group I Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A-I Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in August 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A-I Certificates (calculated for this purpose only after taking into account distributions of principal on the Group I Mortgage Loans, but prior to any distribution of the Group I Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [28.00]%.

Group II Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A-II Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in August 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A-II Certificates (calculated for this purpose only after taking into account distributions of principal on the Group II Mortgage Loans, but prior to any distribution of the Group II Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [10.00]%.

Group III Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A-III Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in August 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A-III Certificates (calculated for this purpose only after taking into account distributions of principal on the Group III Mortgage Loans, but prior to any distribution of the Group III Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [8.00]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class, Distribution Date and loan group is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the related class or classes subordinate thereto (including the related Class CE Certificates) by (y) the aggregate principal balance of the related Mortgage Loans, calculated after taking into account distributions of principal on the related Mortgage Loans and distribution of the Group I Principal Distribution Amount, the Group II Principal Distribution Amount, or the Group III Principal Distribution Amount, as applicable to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % Target On/After Stepdown Date
A-I	[14.00]%	[28.00]%
M-I-1	[5.00%	[10.00]%
M-I-2	[4.00]%	[8.00]%
B-I	[3.00]%	[6.00]%
A-II	[5.00]%	[10.00]%
M-II	[4.00]%	[8.00]%
B-II	[3.00]%	[6.00]%
A-III	[4.00]%	[8.00]%
M-III	[3.00]%	[6.00]%
B-III	[1.50]%	[3.00]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test for a Loan Group is violated on any Distribution Date if the percentage obtained by dividing (x) the principal amount of related Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate Principal Balance of the related Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [50.00]% for Loan Group I, [50.00]% for Loan Group II and [40.00]% for Loan Group III of the related Credit Enhancement Percentage, respectively.

Cumulative Loss Test for Group I Mortgage Loans: The Cumulative Loss Test with respect to the Group I Mortgage Loans is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
August 2007 through July 2008	[1.25]%
August 2008 through July 2009	[2.00]%
August 2009 through July 2010	[2.75]%
August 2010and thereafter	[3.25]%

Cumulative Loss Test for Group II Mortgage Loans: The Cumulative Loss Test with respect to the Group II Mortgage Loans is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
August 2007 through July 2008	[1.25]%
August 2008 through July 2009	[2.00]%
August 2009 through July 2010	[2.75]%
August 2010and thereafter	[3.25]%

Cumulative Loss Test for Group III Mortgage Loans: The Cumulative Loss Test with respect to the Group III Mortgage Loans is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the related Group III Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
August 2007 through July 2008	[2.75]%
August 2008 through July 2009	[4.50]%
August 2009 through July 2010	[5.75]%
August 2010 and thereafter	[6.25]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed, *first,* by Excess Spread from the related group, *second*, by Excess Spread from the non-related Groups, *third,* by the Overcollateralization Amount from the related Group, *fourth,* by the Overcollateralization Amount from the non-related Groups, *fifth,* by the Class B Certificates from the related group, *sixth*, by the Class M Certificates from the related group, *seventh,* by the FGIC Policy and, *eighth,* solely with respect to the Class A-I-Certificates, the Fannie Mae Guaranty.

Expense Adjusted Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan minus the sum of (i) the Servicing Fee Rate, and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan (or the mortgage rate for each fixed-rate Mortgage Loan) minus the sum of (i) the Servicing Fee Rate, and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class A-I, Class M-I and Class B-I Certificates, a rate per annum (in the case of the Class A-I-1 Certificates, adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period less the sum of (i) the premium payable to FGIC multiplied by a fraction, the numerator of which is the aggregate Certificate Principal Balance of Class M-I-1 Certificates and the denominator of which is Group I Mortgage Loans and the (ii) the premium payable to Fannie Mae multiplied by a fraction, the numerator of which is the aggregate Certificate Principal Balance of the Class A-I Certificates and the denominator of which is Group I Mortgage Loans.

For any Distribution Date and the Class A-II, M-II and B-II Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period less the premium payable to FGIC multiplied by a fraction, the numerator of which is the aggregate Certificate Principal Balance of Class A-II Certificates and the denominator of which is the Group II Mortgage Loans.

For any Distribution Date and the Class A-III, M-III and B-III Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group III Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period less the premium payable to FGIC multiplied by a fraction, the numerator of which is the aggregate Certificate Principal Balance of Class A-III Certificates and the denominator of which is the Group III Mortgage Loans.

Net WAC Maximum Rate Cap: For any Distribution Date and the Class A-I-1, Class A-II, Class A-III, Class M-III and Class B-III Certificates, the rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the related group of Mortgage Loans.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for the Class A-I-1, Class A-II, Class A-III, Class M-III and Class B-III Certificates will equal the lesser of:

(a) The related Formula Rate; and
(b) The related Net WAC Rate Cap.

Formula Rate: The Formula Rate on any Distribution Date for the Class A-I-1, Class A-II, Class A-III, Class M-III and Class B-III Certificates will equal the lesser of:

(a) One-month LIBOR plus the related certificate margin; and
(b) The related Net WAC Maximum Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates and any Distribution Date, the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Cap Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date is equal to the Interest Distribution Amount for such Distribution Date for the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the Class A Certificates.

Net WAC Cap Carryover Amount: The "Net WAC Cap Carryover Amount" for any Distribution Date, and a class of Class A, Class M and Class B Certificates is the sum of (a) the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on the Net WAC Rate Cap, together with (b) the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). **The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Cap Carryover Amount and Net WAC Cap Carryover Amount is not covered by the FGIC Policy or the Fannie Mae Guaranty.**

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial period of up to three years following the date of origination, and the Pass-Through Rates on the Class A-I-1, Class A-II, Class A-III, Class M-III and Class B-III Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Each of the Class A-I-1, Class A-II, Class A-III, Class M-III and Class B-III Certificates will benefit from separate interest rate corridor agreements pledged to the trust to mitigate their Basis Risk Shortfalls. The related notional balance schedules, strike rates and ceiling rates for the interest rate corridors are available at the end of this term sheet.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, first to FGIC and Fannie Mae any accrued and unpaid premium payable for that Distribution Date, and second to the holders of the Class A-I Certificates, the Senior Interest Distribution Amount allocable to such Certificates on a pro rata basis based on the entitlement of each such class; from the Group II Interest Remittance Amount, first, to FGIC any accrued and unpaid premium payable for that Distribution Date, and second to the holders of the Class A-II Certificates, the Senior Interest Distribution Amount allocable to such Certificates on a pro rata basis based on the entitlement of each such class; from the Group III Interest Remittance Amount, first, to FGIC any accrued and unpaid premium payable for that Distribution Date, and second to the holders of the Class A-III Certificates, the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the non-related groups and any reimbursements to FGIC and Fannie Mae for prior unreimbursed draws under the FGIC Policy or Fannie Mae Guaranty, respectively, for either interest or principal payments on the related Class A Certificates, as well as other amounts owed to FGIC;

(ii) from the remaining Interest Remittance Amount of the related loan group, to the holders of the class of Class M Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount of the related loan group, to the holders of the class of Class B Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the related Stepdown Date or (b) on which a related Trigger Event is in effect, the Group I Principal Distribution Amount, the Group II Principal Distribution Amount and the Group III Principal Distribution Amount, shall be distributed as follows:

(i) concurrently, (a) the Group I Principal Distribution Amount, first to the holders of the Class A-I-9 Certificates, in an amount equal to the Class A-I-9 Lockout Distribution Amount for that distribution date, and then, to the A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7, Class A-I-8 and Class A-I-9 Certificates, in that order, in each case in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero; (b) the Group II Principal Distribution Amount first to the holders of the Class A-II-9 Certificates, in an amount equal to the Class A-II-9 Lockout Distribution Amount for that distribution date, and then, to the A-II-1, Class A-II-2, Class A-II-3, Class A-II-4, Class A-II-5, Class A-II-6, Class A-II-7, Class A-II-8 and Class A-II-9 Certificates, in that order, in each case in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero; and (c) the Group III Principal Distribution Amount to the holders of the Class A-III Certificates until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the Certificate Insurers, reimbursements for unreimbursed draws under the related guarantees;

(iii) concurrently, (a) to the holders of the Class M-I-1 Certificates and Class M-I-2 Certificates, in that order, any Group I Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero; (b) to the holders of the Class M-II Certificates, any Group II Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero; (c) to the holders of the Class M-III Certificates, any Group III Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) concurrently, (a) to the holders of the Class B-I Certificates, any Group I Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero; (b) to the holders of the Class B-II Certificates, any Group II Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero and (c) to the holders of the Class B-III Certificates, any Group III Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the related Stepdown Date and (b) on which a related Trigger Event is not in effect, the Group II Principal Distribution Amount, Group II Principal Distribution Amount and the Group III Principal Distribution Amount, shall be distributed as follows:

(i) concurrently, (a) ~~Group I~~class A-I Principal Distribution Amount, first to the holders of the Class A-I-9 Certificates, in an amount equal to the Class A-I-9 Lockout Distribution Amount for that distribution date, and then, to the A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7, Class A-I-8 and Class A-I-9 Certificates, in that order, in each case in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero; (b) Class A-II ~~Group II~~ Principal Distribution Amount, first to the holders of the Class A-II-9 Certificates, in an amount equal to the Class A-II-9 Lockout Distribution Amount for that distribution date, and then, to the A-II-1, Class A-II-2, Class A-II-3, Class A-II-4, Class A-II-5, Class A-II-6, Class A-II-7, Class A-II-8 and Class A-II-9 Certificates, in that order, in each case in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero; and (c) ~~Group III~~ Class A-III Principal Distribution Amount to the holders of the Class A-III Certificates until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the Certificate Insurers, reimbursements for unreimbursed draws under the related guarantees;

(iii) concurrently, (a) to the holders of the Class M-I-1 Certificates, Class M-I-1 Principal Distribution Amount, and to the holders of the Class M-I-2 Certificates, the Class M-I-2 Principal Distribution Amount, until the related Certificate Principal Balance thereof has been reduced to zero; (b) to the holders of the Class M-II Certificates, the Class M-II Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero and (c) to the holders of the Class M-III Certificates, the Class M-III Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;

(iv) concurrently, (a) to the holders of the Class B-I Certificates, the Class B-I Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero; (b) to the holders of the Class B-II Certificates, the Class B-II Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero; and (b) to the holders of the Class B-III Certificates, the Class B-III Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero.

Group I Net Monthly Excess Cashflow:

The Group I Net Monthly Excess Cashflow for any Distribution Date is equal to the sum of (a) any Group I Overcollateralization Reduction Amount and (b) the excess of: (x) the Group I Available Distribution Amount for the related distribution over (y) the sum of the related Distribution Date of the aggregate of (a) the Senior Interest Distribution Amount distributable to the holders of the Class A-I Certificates and the Class A-II and Class A-III Certificates (to the extent not paid from the Group II and Group III Interest Remittance Amount), (b) the Interest Distribution Amount distributable to the holders of the Class M-I and Class B-I Certificates, (c) any amount paid to the Certificate insurers from the Group I Interest Remittance Amount and (d) the Group I Principal Remittance Amount.

Group II Net Monthly Excess Cashflow:

The Group II Net Monthly Excess Cashflow for any Distribution Date is equal to the sum of (a) any Group II Overcollateralization Reduction Amount and (b) the excess of: (x) the Group II Available Distribution Amount for the related distribution over (y) the sum of the related Distribution Date of the aggregate of (a) the Senior Interest Distribution Amount distributable to the holders of the Class A-II Certificates and the Class A-I and Class A-III Certificates (to the extent not paid from the Group I and Group III Interest Remittance Amount), (b) the Interest Distribution Amount distributable to the holders of the Class M-II and Class B-II Certificates, (c) any amount paid to the Certificate Insurers from the Group II Interest Remittance Amount and (d) the Group II Principal Remittance Amount.

Group III Net Monthly Excess Cashflow:

The Group III Net Monthly Excess Cashflow for any Distribution Date is equal to the sum of (a) any Group III Overcollateralization Reduction Amount and (b) the excess of: (x) the Group III Available Distribution Amount for the related distribution over (y) the sum of the related Distribution Date of the aggregate of (a) the Senior Interest Distribution Amount distributable to the holders of the Class A-III Certificates and the Class A-I and Class A-II Certificates (to the extent not paid from the Group I and Group II Interest Remittance Amount), (b) the Interest Distribution Amount distributable to the holders of the Class M-III and Class B-III Certificates, (c) any amount paid to the Certificate Insurers from the Group III Interest Remittance Amount and (d) the Group III Principal Remittance Amount.

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date and any Group, Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of related Certificates then entitled to receive distributions in respect of principal, in an amount equal to the related Overcollateralization Increase Amount, distributable as part of the related Principal Distribution Amount of such loan group;

(ii) to the holders of the class or classes of the non-related Certificates then entitled to receive distributions in respect of principal, in an amount equal to the related Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount of the non-related loan groups;

(iii) to the holders of the Class M Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iv) to the holders of the Class M Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(v) to the holders of the Class B Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vi) to the holders of the Class B Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vii) to the holders of the related Class A, Class M and Class B Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(viii) to the holders of the non-related Class A, Class M and Class B Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon, after distributions of the Net Monthly Excess Cashflow of the non-related loan groups;

(ix) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Class A, Class M and Class B Certificates any Net WAC Rate Carryover Amounts for such classes (after taking into account amounts paid under the related interest rate cap agreements); and

(x) to the holders of the related class of Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) any Group I Overcollateralization Increase Amount for such Distribution Date MINUS the Group I Overcollateralization Reduction Amount for such Distribution Date.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) any Group II Overcollateralization Increase Amount for such Distribution Date MINUS the Group II Overcollateralization Reduction Amount for such Distribution Date.

Group III Principal Distribution Amount: The Group III Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group III Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group III Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group III Mortgage Loans, and (iv) any Group III Overcollateralization Increase Amount for such Distribution Date MINUS the Group III Overcollateralization Reduction Amount for such Distribution Date.

Class A-I Principal Distribution Amount: The Class A-I Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [72.00]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $[3,637,741].

Class A-II Principal Distribution Amount: The Class A-II Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [90.00]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $[2,381,160].

Class A-III Principal Distribution Amount: The Class A-III Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-III Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [92.00]% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $[2,378,082].

Class M-I-1 Principal Distribution Amount: The Class M-I-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-I Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-I-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [90.00]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $[3,637,741].

Class M-I-2 Principal Distribution Amount: The Class M-I-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-I and Class M-I-1 Certificates (after taking into account the payment of the Class A-I and Class M-I-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-I-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [92.00]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $[3,637,741].

Class M-II Principal Distribution Amount:	The Class M-II Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-II Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [92.00]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $[2,381,160].
Class M-III Principal Distribution Amount:	The Class M-III Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-III Certificates (after taking into account the payment of the Class A-III Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-III Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [94.00]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $[2,378,082].
Class B-I Principal Distribution Amount:	The Class B-I Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the payment of the Class A-I, Class M-I-1 and Class M-I-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B-I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [94.00]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $[3,637,741].
Class B-II Principal Distribution Amount:	The Class B-II Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-II and Class M-II Certificates (after taking into account the payment of the Class A-II and Class M-II Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [94.00]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $[2,381,160].

Class B-III Principal Distribution Amount:

The Class B-III Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A-III and Class M-III Certificates (after taking into account the payment of the Class A-III and Class M-III Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B-III Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [97.00]% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $[2,378,082].

Class A-I-9 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-I-9 Lockout Certificate Percentage for that Distribution Date and (y) the Class A-I-9 Lockout Distribution Percentage for that Distribution Date, and (z) the Group I Principal Distribution Amount. In no event will the Class A-I-9 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-II-9 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-II-9 Lockout Certificate Percentage for that Distribution Date and (y) the Class A-II-9 Lockout Distribution Amount for that Distribution Date, and (z) the Group II Principal Distribution Amount. In no event will the Class A-II-9 Lockout Distribution Amount for a Distribution Date exceed the Class A-II Principal Distribution Amount for that Distribution Date.

Class A-I-9 and Class A-II-9 Lockout Distribution Percentage:

For each Distribution Date, the applicable percentage set forth below:

Distribution Dates	Lockout Percentage
August 2004 through July 2007	0%
August 2007 through July 2009	45%
August 2009 through July 2010	80%
August 2010 through July 2011	100%
August 2011 and thereafter	300%

Class A-I-9 and Class A-II-9 Lockout Certificate Percentage:

For any Distribution Date, the "Lockout Certificate Percentage" for the Class A-I-9 and Class A-II-9 Certificates, respectively, will be calculated for each Distribution Date to be the percentage equal to the Certificate Principal Balance of the Class A-I-9 and Class A-II-9 Certificates, respectively, immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balance of the Class A-I Certificates and Class A-II Certificates, respectively, immediately prior to such Distribution Date.

Interest Rate Corridor for the Class A-I-1 Certificates:

Distribution Date	Class A-I-1 Notional Balance ($)	Strike (%)	Ceiling (%)
At Closing	161,966,000.00	5.60	7.50
August 25, 2004	158,132,848.37	5.42	7.50
September 25, 2004	153,738,194.71	5.60	7.50
October 25, 2004	148,787,594.92	5.42	7.50
November 25, 2004	143,287,268.63	5.60	7.50
December 25, 2004	137,244,756.20	5.41	7.50
January 25, 2005	130,668,910.32	5.41	7.50
February 25, 2005	123,569,882.47	6.00	7.50
March 25, 2005	115,959,104.24	5.41	7.50
April 25, 2005	107,849,263.38	5.60	7.50
May 25, 2005	99,254,274.70	5.41	7.50
June 25, 2005	90,189,245.80	5.59	7.50
July 25, 2005	81,208,527.15	5.41	7.50
August 25, 2005	72,345,799.93	5.41	7.50
September 25, 2005	63,599,547.54	5.59	7.50
October 25, 2005	54,968,272.60	5.41	7.50
November 25, 2005	46,450,496.79	5.59	7.50
December 25, 2005	38,044,760.54	5.41	7.50
January 25, 2006	29,749,622.83	5.41	7.50
February 25, 2006	21,563,660.94	5.99	7.50
March 25, 2006	13,485,470.22	5.40	7.50
April 25, 2006	5,513,663.88	5.59	7.50
May 25, 2006	0.00	5.40	7.50

Prepayment Sensitivity

Class A-I-1 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	6.87	1.64	1.23	1.00	0.86	0.75
Modified Duration (years)	6.37	1.60	1.21	0.99	0.84	0.74
First Principal Payment	8/25/04	8/25/04	8/25/04	8/25/04	8/25/04	8/25/04
Last Principal Payment	6/25/17	9/25/07	11/25/06	5/25/06	2/25/06	11/25/05
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	155	38	28	22	19	16
Illustrative Yield @ Par (30/360)	1.56%	1.56%	1.56%	1.56%	1.56%	1.56%

Class A-I-2 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	14.22	3.68	2.65	2.10	1.75	1.51
Modified Duration (years)	10.73	3.37	2.47	1.98	1.66	1.44
First Principal Payment	6/25/17	9/25/07	11/25/06	5/25/06	2/25/06	11/25/05
Last Principal Payment	2/25/20	10/25/08	8/25/07	12/25/06	7/25/06	4/25/06
Principal Lockout (months)	154	37	27	21	18	15
Principal Window (months)	33	14	10	8	6	6
Illustrative Yield @ Par (30/360)	3.89%	3.83%	3.81%	3.78%	3.76%	3.73%

Class A-I-3 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	17.94	5.47	3.87	3.00	2.46	2.10
Modified Duration (years)	12.18	4.75	3.49	2.75	2.29	1.97
First Principal Payment	2/25/20	10/25/08	8/25/07	12/25/06	7/25/06	4/25/06
Last Principal Payment	8/25/24	5/25/11	5/25/09	4/25/08	7/25/07	2/25/07
Principal Lockout (months)	186	50	36	28	23	20
Principal Window (months)	55	32	22	17	13	11
Illustrative Yield @ Par (30/360)	4.39%	4.35%	4.33%	4.30%	4.28%	4.26%

Class A-I-4 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	21.05	7.67	5.21	4.00	3.23	2.72
Modified Duration (years)	12.99	6.28	4.51	3.56	2.92	2.49
First Principal Payment	8/25/24	5/25/11	5/25/09	4/25/08	7/25/07	2/25/07
Last Principal Payment	7/25/26	4/25/13	3/25/10	11/25/08	1/25/08	6/25/07
Principal Lockout (months)	240	81	57	44	35	30
Principal Window (months)	24	24	11	8	7	5
Illustrative Yield @ Par (30/360)	4.80%	4.78%	4.76%	4.74%	4.72%	4.70%

Prepayment Sensitivity

Class A-I-5 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	23.17	10.38	6.75	**5.00**	4.00	3.31
Modified Duration (years)	13.27	7.85	5.56	**4.30**	3.53	2.97
First Principal Payment	7/25/26	4/25/13	3/25/10	**11/25/08**	1/25/08	6/25/07
Last Principal Payment	11/25/28	8/25/16	11/25/12	**5/25/10**	3/25/09	5/25/08
Principal Lockout (months)	263	104	67	**51**	41	34
Principal Window (months)	29	41	33	**19**	15	12
Illustrative Yield @ Par (30/360)	5.15%	5.13%	5.11%	**5.10%**	5.08%	5.06%

Class A-I-6 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.25	13.73	9.91	**7.00**	5.36	4.38
Modified Duration (years)	13.34	9.40	7.44	**5.65**	4.52	3.80
First Principal Payment	11/25/28	8/25/16	11/25/12	**5/25/10**	3/25/09	5/25/08
Last Principal Payment	9/25/30	2/25/20	2/25/16	**3/25/13**	10/25/10	8/25/09
Principal Lockout (months)	291	144	99	**69**	55	45
Principal Window (months)	23	43	40	**35**	20	16
Illustrative Yield @ Par (30/360)	5.53%	5.51%	5.50%	**5.49%**	5.47%	5.46%

Class A-I-7 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.77	17.14	12.94	**10.00**	7.44	5.71
Modified Duration (years)	13.47	10.70	8.94	**7.44**	5.90	4.75
First Principal Payment	9/25/30	2/25/20	2/25/16	**3/25/13**	10/25/10	8/25/09
Last Principal Payment	12/25/31	6/25/23	1/25/19	**12/25/15**	8/25/13	2/25/11
Principal Lockout (months)	313	186	138	**103**	74	60
Principal Window (months)	16	41	36	**34**	35	19
Illustrative Yield @ Par (30/360)	5.69%	5.68%	5.67%	**5.67%**	5.65%	5.64%

Class A-I-8 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	27.89	20.81	16.37	**13.08**	10.73	8.79
Modified Duration (years)	13.71	11.94	10.41	**9.01**	7.84	6.74
First Principal Payment	12/25/31	6/25/23	1/25/19	**12/25/15**	8/25/13	2/25/11
Last Principal Payment	7/25/32	9/25/25	4/25/21	**12/25/17**	8/25/15	11/25/13
Principal Lockout (months)	328	226	173	**136**	108	78
Principal Window (months)	8	28	28	**25**	25	34
Illustrative Yield @ Par (30/360)	5.69%	5.69%	5.68%	**5.68%**	5.67%	5.66%

Prepayment Sensitivity

Class A-I-8 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.46	23.43	19.56	16.15	13.41	11.09
Modified Duration (years)	13.82	12.61	11.43	10.18	9.02	7.88
First Principal Payment	12/25/31	6/25/23	1/25/19	12/25/15	8/25/13	2/25/11
Last Principal Payment	1/25/34	6/25/33	6/25/32	5/25/30	5/25/27	6/25/24
Principal Lockout (months)	328	226	173	136	108	78
Principal Window (months)	26	121	162	174	166	161
Illustrative Yield @ Par (30/360)	5.69%	5.69%	5.68%	5.68%	5.68%	5.67%

Class A-I-9 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.24	8.65	7.92	7.36	6.94	6.61
Modified Duration (years)	8.96	6.60	6.18	5.84	5.59	5.38
First Principal Payment	8/25/07	8/25/07	8/25/07	8/25/07	8/25/07	8/25/07
Last Principal Payment	7/25/32	9/25/25	4/25/21	12/25/17	8/25/15	11/25/13
Principal Lockout (months)	36	36	36	36	36	36
Principal Window (months)	300	218	165	125	97	76
Illustrative Yield @ Par (30/360)	5.36%	5.35%	5.34%	5.34%	5.34%	5.33%

Class A-I-9 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.24	8.66	7.93	7.38	6.99	6.71
Modified Duration (years)	8.96	6.61	6.19	5.86	5.61	5.44
First Principal Payment	8/25/07	8/25/07	8/25/07	8/25/07	8/25/07	8/25/07
Last Principal Payment	11/25/33	4/25/33	4/25/32	2/25/30	3/25/27	4/25/24
Principal Lockout (months)	36	36	36	36	36	36
Principal Window (months)	316	309	297	271	236	201
Illustrative Yield @ Par (30/360)	5.36%	5.35%	5.34%	5.34%	5.34%	5.33%

Class A-I-1 Available Funds Cap
(100% PPC; Act/360)

Month	LIBOR @ 1.45%	LIBOR @ 20.00% (a)
1	5.68	7.01
2	5.50	7.65
3	5.68	7.58
4	5.50	7.65
5	5.68	7.58
6	5.49	7.65
7	5.49	7.65
8	6.08	7.48
9	5.49	7.65
10	5.68	7.58
11	5.49	7.65
12	5.67	7.58
13	5.49	7.65
14	5.49	7.65
15	5.67	7.58
16	5.49	7.65
17	5.67	7.58
18	5.49	7.65
19	5.49	7.65
20	6.07	7.48
21	5.48	7.65
22	5.67	7.58

Note: (a) Includes the benefit of the Class A-I-1 Interest Rate Corridor.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

Collateral Summary

Statistics for the Group I Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balances:	**$727,548,103.28**
Number of Mortgage Loans:	**3,974**
Average Scheduled Principal Balance:	**$183,077.03**
Weighted Average Gross Coupon:	**6.231%**
Weighted Average Net Coupon:	**5.881%**
Weighted Average Original FICO Score:	**666**
Weighted Average Combined LTV Ratio[1]:	**74.86%**
Weighted Average Stated Remaining Term (months):	**343**
Weighted Average Original Term (months):	**344**

[1] As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
15 Year Fixed	321	44,675,402.81	6.14	139,175.71	6.170	68.10	661	62.52
30 Year Fixed	3,653	682,872,700.47	93.86	186,934.77	6.235	75.31	667	71.55
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
5.000 - 5.999	1,989	400,121,657.19	55.00	201,167.25	5.728	70.52	685	78.77
6.000 - 6.999	1,208	220,889,680.37	30.36	182,855.70	6.411	77.79	655	64.70
7.000 - 7.999	535	78,770,731.45	10.83	147,235.01	7.458	84.52	627	53.22
8.000 - 8.999	198	23,119,557.26	3.18	116,765.44	8.399	86.33	603	61.05
9.000 - 9.999	39	4,163,624.06	0.57	106,759.59	9.300	89.83	597	55.11
10.000 - 10.999	5	482,852.95	0.07	96,570.59	10.323	83.22	592	22.77
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

The Group I Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE								
Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	19	949,098.17	0.13	49,952.54	6.983	45.28	630	84.22
50,000.01 - 100,000.00	668	53,596,716.57	7.37	80,234.61	6.870	75.09	648	78.01
100,000.01 - 150,000.00	942	118,475,295.78	16.28	125,769.95	6.469	75.52	659	75.71
150,000.01 - 200,000.00	814	142,867,591.49	19.64	175,513.01	6.216	72.46	667	72.52
200,000.01 - 250,000.00	596	135,145,244.16	18.58	226,753.77	6.161	73.41	666	69.36
250,000.01 - 300,000.00	619	170,375,705.15	23.42	275,243.47	6.025	76.23	674	68.65
300,000.01 - 350,000.00	243	76,559,144.88	10.52	315,058.21	5.998	76.86	674	69.59
350,000.01 - 400,000.00	44	16,485,774.06	2.27	374,676.68	6.255	77.34	667	59.05
400,000.01 - 450,000.00	22	9,434,031.73	1.30	428,819.62	6.272	81.08	670	49.91
450,000.01 - 500,000.00	5	2,448,501.29	0.34	489,700.26	6.175	75.85	662	40.58
550,000.01 - 600,000.00	1	596,000.00	0.08	596,000.00	7.130	69.30	642	100.00
600,000.01 - 650,000.00	1	615,000.00	0.08	615,000.00	6.450	66.49	608	100.00
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance ($)	Number of Loans	Original Principal Balance ($)	% of Pool by Principal Balance	Avg. Original Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	17	849,400.00	0.12	49,964.71	7.119	45.35	630	94.11
50,000.01 - 100,000.00	670	53,725,191.98	7.38	80,186.85	6.868	75.03	648	77.87
100,000.01 - 150,000.00	940	118,237,787.00	16.24	125,784.88	6.470	75.53	659	75.65
150,000.01 - 200,000.00	813	142,659,158.00	19.60	175,472.52	6.218	72.43	667	72.60
200,000.01 - 250,000.00	599	135,828,565.94	18.66	226,758.87	6.159	73.44	666	69.35
250,000.01 - 300,000.00	619	170,481,719.00	23.42	275,414.73	6.025	76.23	674	68.65
300,000.01 - 350,000.00	243	76,615,305.00	10.52	315,289.32	5.998	76.86	674	69.59
350,000.01 - 400,000.00	44	16,491,050.00	2.27	374,796.59	6.255	77.34	667	59.05
400,000.01 - 450,000.00	22	9,438,500.00	1.30	429,022.73	6.272	81.08	670	49.91
450,000.01 - 500,000.00	5	2,449,000.00	0.34	489,800.00	6.175	75.85	662	40.59
550,000.01 - 600,000.00	1	596,000.00	0.08	596,000.00	7.130	69.30	642	100.00
600,000.01 - 650,000.00	1	615,000.00	0.08	615,000.00	6.450	66.49	608	100.00
Total:	**3,974**	**727,986,676.92**	**100.00**	**183,187.39**	**6.231**	**74.86**	**666**	**71.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

DISTRIBUTION BY CREDIT GRADE								
Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
AA	3,501	646,445,743.57	88.85	184,646.03	6.194	75.10	672	70.88
A+	357	64,164,294.61	8.82	179,731.92	6.497	73.64	626	66.97
A-	59	8,358,513.55	1.15	141,669.72	6.548	71.12	620	86.16
B	40	6,097,427.20	0.84	152,435.68	6.529	69.99	627	94.93
C	17	2,482,124.35	0.34	146,007.31	7.197	68.81	620	94.36
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY REMAINING TERM TO MATURITY								
Remaining Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1 - 120	5	400,495.23	0.06	80,099.05	6.322	48.53	654	100.00
121 - 180	316	44,274,907.58	6.09	140,110.47	6.169	68.27	661	62.18
181 - 240	194	31,641,616.90	4.35	163,101.12	6.120	71.06	669	77.84
241 - 300	7	1,120,587.73	0.15	160,083.96	5.973	67.11	666	85.45
301 - 360	3,452	650,110,495.84	89.36	188,328.65	6.241	75.53	667	71.22
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

The Group I Mortgage Loans

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1 - 120	5	400,495.23	0.06	80,099.05	6.322	48.53	654	100.00
121 - 180	316	44,274,907.58	6.09	140,110.47	6.169	68.27	661	62.18
181 - 240	194	31,641,616.90	4.35	163,101.12	6.120	71.06	669	77.84
241 - 300	7	1,120,587.73	0.15	160,083.96	5.973	67.11	666	85.45
301 - 360	3,452	650,110,495.84	89.36	188,328.65	6.241	75.53	667	71.22
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY CLTV

Combined LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
30.00 or less	51	5,940,578.84	0.82	116,481.94	5.940	24.71	699	76.39
30.01 - 35.00	46	5,768,221.73	0.79	125,396.12	5.951	32.31	704	77.19
35.01 - 40.00	61	8,989,898.41	1.24	147,375.38	5.837	37.86	688	73.37
40.01 - 45.00	95	15,391,034.07	2.12	162,010.88	5.867	43.24	693	77.01
45.01 - 50.00	137	23,509,827.39	3.23	171,604.58	5.869	47.89	688	68.68
50.01 - 55.00	147	25,696,388.16	3.53	174,805.36	5.959	52.68	677	65.33
55.01 - 60.00	207	37,574,644.64	5.16	181,520.02	5.897	57.91	681	70.89
60.01 - 65.00	291	55,838,817.52	7.67	191,885.97	5.978	62.93	664	63.61
65.01 - 70.00	355	71,874,615.37	9.88	202,463.71	6.022	68.13	665	71.36
70.01 - 75.00	411	79,832,464.01	10.97	194,239.57	6.007	73.49	664	70.53
75.01 - 80.00	671	136,200,353.46	18.72	202,981.15	6.138	78.90	665	71.23
80.01 - 85.00	512	94,012,784.02	12.92	183,618.72	6.414	84.01	652	76.55
85.01 - 90.00	497	90,066,146.55	12.38	181,219.61	6.656	89.38	662	68.76
90.01 - 95.00	208	33,513,704.62	4.61	161,123.58	7.022	94.59	659	74.16
95.01 - 100.00	285	43,338,624.49	5.96	152,065.35	6.647	99.91	670	70.67
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
California	1,598	334,406,622.09	45.96	209,265.72	5.992	70.21	676	70.91
New York	362	86,086,241.14	11.83	237,807.30	6.178	74.42	661	64.10
Florida	361	47,039,371.32	6.47	130,302.97	6.671	80.16	642	70.06
Hawaii	140	36,368,171.94	5.00	259,772.66	5.978	76.15	693	66.00
New Jersey	109	21,781,984.03	2.99	199,834.72	6.359	75.12	646	69.04
Massachusetts	95	19,844,445.71	2.73	208,888.90	6.207	74.65	654	73.59
Other (below 2%)	1,309	182,021,267.05	25.02	139,053.68	6.619	82.00	657	75.61
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Owner Occupied	3,770	697,134,131.31	95.82	184,916.22	6.203	74.89	666	71.58
Investor Property	186	27,516,503.81	3.78	147,938.19	6.907	74.78	680	57.20
Second Home	18	2,897,468.16	0.40	160,970.45	6.422	69.24	695	61.03
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

The Group I Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Single Family	3,137	558,935,829.58	76.82	178,175.27	6.211	74.39	664	72.49
2-4 Family	306	74,129,841.74	10.19	242,254.38	6.351	75.18	669	59.28
PUD	301	57,255,126.77	7.87	190,216.37	6.250	78.50	676	69.85
Condominium	230	37,227,305.19	5.12	161,857.85	6.257	75.75	680	73.57
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Cashout Refinance	3,108	583,259,201.83	80.17	187,663.84	6.187	73.36	662	72.14
Purchase	488	82,527,046.85	11.34	169,112.80	6.633	87.55	687	61.71
Rate/Term Refinance	378	61,761,854.60	8.49	163,391.15	6.112	72.09	685	72.56
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Full Documentation	2,889	516,518,766.78	70.99	178,788.08	6.130	74.98	665	100.00
Limited Documentation	1,085	211,029,336.50	29.01	194,497.08	6.478	74.59	669	0.00
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY FICO SCORE

FICO Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
500 - 519	13	1,318,958.12	0.18	101,458.32	8.365	72.49	511	94.73
520 - 539	52	7,242,100.28	1.00	139,271.16	7.731	75.96	530	84.41
540 - 559	102	14,425,229.80	1.98	141,423.82	7.197	73.07	552	78.04
560 - 579	162	23,670,819.60	3.25	146,116.17	6.922	72.54	569	72.31
580 - 599	274	47,846,485.81	6.58	174,622.21	6.558	76.17	590	80.08
600 - 619	413	73,722,836.73	10.13	178,505.66	6.398	76.14	610	78.28
620 - 639	472	84,440,170.38	11.61	178,898.67	6.404	76.92	630	70.50
640 - 659	549	101,104,197.75	13.90	184,160.65	6.260	76.77	649	69.85
660 - 679	489	93,473,609.71	12.85	191,152.58	6.158	76.32	669	65.66
680 - 699	396	74,801,237.23	10.28	188,892.01	6.066	76.85	689	63.11
700 - 719	286	56,531,970.43	7.77	197,664.23	5.973	74.87	708	63.13
720 - 739	216	42,982,326.54	5.91	198,992.25	5.932	74.52	729	65.65
740 - 759	193	37,941,839.06	5.22	196,589.84	5.819	70.38	750	75.63
760 - 779	191	36,754,199.67	5.05	192,430.36	5.863	70.06	769	75.83
780 - 799	131	25,843,252.98	3.55	197,276.74	5.806	63.38	788	80.69
800 - 819	35	5,448,869.19	0.75	155,681.98	5.680	61.46	805	86.32
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0	332	52,953,262.07	7.28	159,497.78	6.718	78.58	650	70.43
12	389	90,556,446.76	12.45	232,792.92	6.183	74.27	662	65.25
24	61	11,036,200.40	1.52	180,921.32	6.558	77.55	658	72.51
36	3,192	573,002,194.05	78.76	179,511.97	6.187	74.56	669	71.92
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Combined LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
First Lien	3,974	727,548,103.28	100.00	183,077.03	6.231	74.86	666	70.99
Total:	**3,974**	**727,548,103.28**	**100.00**	**183,077.03**	**6.231**	**74.86**	**666**	**70.99**